UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date: August 20, 2021

UBS Group AG

Commission File Number: 1-36764

UBS AG

Commission File Number: 1-15060

(Registrants' Name)

Bahnhofstrasse 45, Zurich, Switzerland and
Aeschenvorstadt 1, Basel, Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrants file or will file annual reports under cover of Form 20‑F or Form 40-F.

Form 20-F  x                        Form 40-F  o

This Form 6-K consists of the Basel III Pillar 3 UBS Group AG Second Quarter 2021 Report, which appears immediately following this page.

30 June 2021 Pillar 3 report

UBS Group and significant regulated subsidiaries and sub-groups

Terms used in this report, unless the context requires otherwise

“UBS,” “UBS Group,” “UBS Group AG consolidated,” “Group,” “the Group,” “we,” “us” and “our”	UBS Group AG and its consolidated subsidiaries
“UBS AG consolidated”	UBS AG and its consolidated subsidiaries
“UBS Group AG” and “UBS Group AG standalone”	UBS Group AG on a standalone basis
“UBS AG” and “UBS AG standalone”	UBS AG on a standalone basis
“UBS Switzerland AG” and “UBS Switzerland AG standalone”	UBS Switzerland AG on a standalone basis
“UBS Europe SE consolidated”	UBS Europe SE and its consolidated subsidiaries
“UBS Americas Holding LLC” and “UBS Americas Holding LLC consolidated”	UBS Americas Holding LLC and its consolidated subsidiaries

Table of contents
Introduction and basis for preparation

UBS Group
6	Section 1	Key metrics
9	Section 2	Overview of risk-weighted assets
11	Section 3	Credit risk
24	Section 4	Counterparty credit risk
32	Section 5	Securitizations
34	Section 6	Market risk
37	Section 7	Going and gone concern requirements and eligible capital
45	Section 8	Total loss-absorbing capacity
47	Section 9	Leverage ratio
50	Section 10	Liquidity coverage ratio
52	Section 11	Requirements for global systemically important banks and related indicators

Significant regulated subsidiaries and sub-groups
54	Section 1	Introduction
54	Section 2	UBS AG standalone
58	Section 3	UBS Switzerland AG standalone
65	Section 4	UBS Europe SE consolidated
66	Section 5	UBS Americas Holding LLC consolidated

Appendix
68	Abbreviations frequently used in our financial reports
70	Cautionary statement

Contacts

Switchboards

For all general inquiries.
ubs.com/contact

Zurich +41-44-234 1111
London +44-207-567 8000
New York +1-212-821 3000
Hong Kong +852-2971 8888
Singapore +65-6495 8000

Investor Relations

Institutional, professional and
retail investors are supported by UBS’s Investor Relations team.

UBS Group AG, Investor Relations
P.O. Box, CH-8098 Zurich, Switzerland

ubs.com/investors

Zurich +41-44-234 4100
New York +1-212-882 5734

Media Relations

Global media and journalists
are supported by UBS’s Media Relations team.

ubs.com/media

Zurich +41-44-234 8500
mediarelations@ubs.com

London +44-20-7567 4714
ubs-media-relations@ubs.com

New York +1-212-882 5858
mediarelations@ubs.com

Hong Kong +852-2971 8200
sh-mediarelations-ap@ubs.com

Office of the Group Company Secretary

The Group Company Secretary receives inquiries on compensation and related issues addressed to members of the Board of Directors.

UBS Group AG, Office of the
Group Company Secretary
P.O. Box, CH-8098 Zurich, Switzerland

sh-company-secretary@ubs.com

Zurich +41-44-235 6652

Shareholder Services

UBS’s Shareholder Services team,
a unit of the Group Company Secretary Office, is responsible for the registration of UBS Group AG registered shares.

UBS Group AG, Shareholder Services
P.O. Box, CH-8098 Zurich, Switzerland

sh-shareholder-services@ubs.com

Zurich +41-44-235 6652

US Transfer Agent

For global registered share-related
inquiries in the US.

Computershare Trust Company NA
P.O. Box 505000
Louisville, KY 40233-5000, USA

Shareholder online inquiries:
www-us.computershare.com/
investor/Contact

Shareholder website:
computershare.com/investor

Calls from the US

+1-866-305-9566
Calls from outside the US
+1-781-575-2623
TDD for hearing impaired
+1-800-231-5469
TDD for foreign shareholders
+1-201-680-6610

Imprint

Publisher: UBS Group AG, Zurich, Switzerland | ubs.com
Language: English

© UBS 2021. The key symbol and UBS are among the registered and unregistered trademarks of UBS. All rights reserved.

Introduction and basis for preparation

Scope of Basel III Pillar 3 disclosures

The Basel Committee on Banking Supervision (the BCBS) Basel III capital adequacy framework consists of three complementary pillars. Pillar 1 provides a framework for measuring minimum capital requirements for the credit, market, operational and non-counterparty-related risks faced by banks. Pillar 2 addresses the principles of the supervisory review process, emphasizing the need for a qualitative approach to supervising banks. Pillar 3 requires banks to publish a range of disclosures, mainly covering risk, capital, leverage, liquidity and remuneration.

This report provides Pillar 3 disclosures for the UBS Group and prudential key figures and regulatory information for UBS AG standalone, UBS Switzerland AG standalone, UBS Europe SE consolidated and UBS Americas Holding LLC consolidated in the respective sections under “Significant regulated subsidiaries and sub-groups.”

As UBS is considered a systemically relevant bank (an SRB) under Swiss banking law, UBS Group AG and UBS AG are required to comply with regulations based on the Basel III framework as applicable to Swiss SRBs on a consolidated basis. Capital and other regulatory information as of 30 June 2021 for UBS Group AG consolidated is provided in the “Capital management” section of our second quarter 2021 report and for UBS AG consolidated in the “Capital management” section of the UBS AG second quarter 2021 report, both available under “Quarterly reporting” at ubs.com/investors.

Local regulators may also require the publication of Pillar 3 information at a subsidiary or sub-group level. Where applicable, these local disclosures are provided under “Holding company and significant regulated subsidiaries and sub-groups” at ubs.com/investors.

Significant BCBS and FINMA capital adequacy, liquidity and funding, and related disclosure requirements

This Pillar 3 report has been prepared in accordance with Swiss Financial Market Supervisory Authority (FINMA) Pillar 3 disclosure requirements (FINMA Circular 2016/1 “Disclosure – banks”), as revised on 6 May 2021, the underlying BCBS guidance “Revised Pillar 3 disclosure requirements” issued in January 2015, the “Frequently asked questions on the revised Pillar 3 disclosure requirements” issued in August 2016, the “Pillar 3 disclosure requirements – consolidated and enhanced framework” issued in March 2017 and the subsequent “Technical Amendment – Pillar 3 disclosure requirements – regulatory treatment of accounting provisions” issued in August 2018.

Significant regulatory developments, and disclosure requirements and changes effective in the first half of 2021

COVID-19 temporary regulatory measures

The temporary exemption from FINMA for banks to exclude central bank sight deposits from the leverage ratio denominator (the LRD) for the purpose of calculating going concern ratios applied from 25 March 2020 until 1 January 2021 and was not extended thereafter.

FINMA’s assessment of the recovery and resolution planning

In March 2021, FINMA published its annual assessment of the recovery and resolution plans of systemically important financial institutions in Switzerland. The report noted that FINMA had approved UBS’s group recovery plan and assessed its Swiss Emergency Plan as effective. It also highlighted that UBS has made further progress in improving its global resolvability by building up the necessary capabilities and removing obstacles to the implementation of the resolution strategy, while pointing out areas for further improvement.

Based on the actions we completed by December 2020 to improve resolvability, FINMA granted an increase of the maximum rebate, from 47.5% to 55.0%, on the Swiss SRB gone concern capital requirements for UBS Group AG consolidated and UBS AG consolidated, effective from 1 July 2021.

›   Refer to the “Going and gone concern requirements and eligible capital” section of this report

Swiss Federal Council report on systemically important banks

In June 2021, the Swiss Federal Council issued the results of its bi-annual review of the Swiss too-big-to-fail regulatory framework. The report concludes that no fundamental changes to the framework are needed. Potential areas for adjustment identified include the further tightening of the liquidity requirements for systemically important banks and the alignment of incentive systems to support a bank’s resolvability.

Further details on potential changes to the regulatory framework are expected by the end of 2021.

Federal Reserve Board stress test results

In June 2021, the Federal Reserve Board (the FRB) released the results of the 2021 Dodd–Frank Act Stress Test (DFAST), which is complementary to the Federal Reserve’s Comprehensive Capital Analysis and Review (CCAR) process. UBS’s intermediate holding company, UBS Americas Holding LLC, exceeded minimum capital requirements under the severely adverse scenario. The FRB also lifted the temporary limitations on capital distributions imposed during the pandemic. As a result, UBS Americas Holding LLC is permitted to make capital distributions as long as it maintains compliance with its total capital requirements, including its stress capital buffer (SCB). The FRB assigned UBS Americas Holding LLC an SCB of 7.1% with effect as of 1 October 2021, which replaces the current SCB of 6.7%.

›   Refer to the “UBS Americas Holding LLC consolidated” section of this report

Sale of our remaining investment in Clearstream Fund Centre

On 1 June 2021, we sold our remaining minority investment in Clearstream Fund Centre to Deutsche Börse AG for CHF 390 million. The transaction follows the sale of a majority investment and successful transfer of control of Fondcenter AG to Deutsche Börse AG in September 2020. The sale of our remaining 48.8% investment resulted in a post-tax gain of USD 37 million in Asset Management, with no associated net tax expense. The increase in UBS’s common equity tier 1 (CET1) capital of USD 412 million was significantly greater than the gain in IFRS equity, due to the effect of goodwill associated with the investment, which had been deducted from CET1 capital. Long-term commercial cooperation arrangements remain in place for the provision of services by Clearstream to UBS, including jointly servicing banks and insurance companies.

Material model updates

In the third quarter of 2020, we began to phase in risk-weighted assets (RWA) increases resulting from new probability of default (PD) and loss given default (LGD) models for the mortgage portfolio in the US. As agreed with FINMA, the effect on RWA is being phased in over six quarters, through the end of 2021, resulting in an increase of USD 0.5 billion in the first quarter of 2021 and an additional increase of USD 0.5 billion in the second quarter of 2021.

In addition, we have updated the LGD model for mortgages in Switzerland, which resulted in an RWA increase of USD 0.9 billion in the second quarter of 2021.

At the beginning of the second quarter of 2021, we also began to phase in an RWA increase related to a new model for structured margin loans and sophisticated lending. This RWA increase is being phased in over five quarters and the model will be fully implemented by the second quarter of 2022. RWA increased by USD 0.7 billion in the second quarter of 2021 due to the aforementioned model introduction.

Material regulatory add-ons

The second quarter of 2021 included an RWA increase of USD 0.5 billion related to a regulatory add-on in connection with the introduction of a new model for credit card exposures in Switzerland.

Material methodology changes

A methodology change related to credit valuation adjustment (CVA) risk for derivative exposures with Lombard clients resulted in an increase of USD 1.1 billion in RWA in the first quarter of 2021.

Additionally, the approach used for the covered bonds within the high-quality liquid asset (HQLA) portfolio has been changed from the advanced internal ratings-based (A-IRB) approach to the standardized approach, as requested by FINMA, resulting in an RWA increase of USD 1.0 billion in the second quarter of 2021.

Minimum haircut floors for securities financing transactions

On 1 July 2021, the BCBS set out two technical amendments to the standard on minimum haircut floors for securities financing transactions (SFTs); we do not expect the relevant Swiss regulations to come into effect until after the introduction of the revised BCBS standards, which will enter into force on 1 January 2023. The technical amendments address an interpretative issue relating to collateral upgrade transactions and correct for a misstatement in the formula used to calculate haircut floors for netted SFTs.

Frequency and comparability of Pillar 3 disclosures

FINMA has specified the reporting frequency for each disclosure, as outlined in the table on pages 7–9 of our 31 December 2020 Pillar 3 report, available under “Pillar 3 disclosures” at ubs.com/investors.

In line with the FINMA-specified disclosure frequency and requirements for disclosure with regard to comparative periods, we provide quantitative comparative information as of 31 March 2021 for disclosures required on a quarterly basis and as of 31 December 2020 for disclosures required on a semi-annual basis. Where specifically required by FINMA and / or the BCBS, we disclose comparative information for additional reporting dates.

Where required, movement commentary is aligned with the corresponding disclosure frequency required by FINMA and always refers to the latest comparative period. Throughout this report, signposts are displayed at the beginning of a section, table or chart – Semi-annual | Quarterly | – indicating whether the disclosure is provided semi-annually or quarterly. A triangle symbol – p  p  – indicates the end of the signpost.

›   Refer to our 31 March 2021 Pillar 3 report, available under “Pillar 3 disclosures” at ubs.com/investors, for more information about previously published quarterly movement commentary

›   Refer to our 31 December 2020 Pillar 3 report, available under “Pillar 3 disclosures” at ubs.com/investors,  for more information about previously published semi-annual movement commentary

UBS Group

UBS Group AG consolidated

Section 1  Key metrics

Key metrics of the second quarter of 2021

Quarterly | The KM1 and KM2 tables on the following pages are based on the Basel Committee on Banking Supervision (the BCBS) Basel III rules. The KM2 table includes a reference to the total loss-absorbing capacity (TLAC) term sheet, published by the Financial Stability Board (the FSB). The FSB provides this term sheet at fsb.org/2015/11/total-loss-absorbing-capacity-tlac-principles-and-term-sheet.

Our capital and leverage ratios increased in the second quarter of 2021, primarily reflecting increases in capital. Our common equity tier 1 (CET1) capital increased by USD 2.2 billion to USD 42.6 billion, mainly reflecting operating profit before tax of USD 2.6 billion, a USD 0.4 billion lower deduction of goodwill resulting from the sale of our remaining minority investment in Clearstream Fund Centre, positive foreign currency translation effects of USD 0.3 billion and USD 0.2 billion higher eligible deferred tax assets on temporary differences, partly offset by compensation- and own share-related capital components of USD 0.4 billion, current tax expenses of USD 0.4 billion and accruals for capital returns to shareholders of USD 0.3 billion.

Our tier 1 capital increased by USD 2.9 billion to USD 59.2 billion, primarily reflecting the aforementioned increase in our CET1 capital and the issuance of an additional tier 1 (AT1) instrument with a nominal value of USD 750 million.

The TLAC available as of 30 June 2021 included CET1 capital, AT1 and tier 2 capital instruments eligible under the TLAC framework, and non-regulatory capital elements of TLAC. Under the Swiss systemically relevant bank (SRB) framework, including transitional arrangements, TLAC excludes 45% of the gross unrealized gains on debt instruments measured at fair value through other comprehensive income for accounting purposes, which for regulatory capital purposes are measured at the lower of cost or market value. This amount was negligible as of 30 June 2021, but is included as available TLAC in the KM2 table in this section.

Our available TLAC increased by USD 3.6 billion to USD 104.3 billion in the second quarter of 2021, reflecting the aforementioned USD 2.9 billion increase in our tier 1 capital and a USD 0.7 billion increase in non-regulatory capital instruments, which mainly resulted from the issuance of USD 265 million of TLAC-eligible senior unsecured debt, as well as effects from interest rate risk hedges and foreign currency translation.

Risk-weighted assets (RWA) increased by USD 5.4 billion to USD 293.3 billion, including an increase of USD 1.8 billion related to currency effects, mainly due to credit risk RWA increasing by USD 8.7 billion, partly offset by decreases in market risk RWA of USD 2.5 billion and counterparty credit risk RWA of USD 1.6 billion.

The leverage ratio exposure increased by USD 2 billion to USD 1,040 billion, including currency effects of USD 9 billion, driven by on-balance sheet exposures (other than securities financing transactions (SFTs) and derivatives), partly offset by decreases in derivative exposures and SFTs.

The average high-quality liquid assets (HQLA) increased by USD 10.7 billion to USD 232.0 billion, driven by higher average cash balances, due to a decrease in assets subject to local transfer restrictions, lower funding consumption by the Investment Bank and net deposit growth. Average total net cash outflows increased by USD 2.9 billion to USD 149.2 billion, mainly due to decreases in inflows from secured financing transactions. p

Quarterly |

KM1: Key metrics
USD million, except where indicated
		30.6.21	31.3.21	31.12.20	30.9.20	30.6.20
Available capital (amounts)
1	Common equity tier 1 (CET1)	42,583	40,426	39,890	38,197	38,114
1a	Fully loaded ECL accounting model CET1[1]	42,561	40,403	39,856	38,162	38,070
2	Tier 1	59,188	56,288	56,178	54,396	53,505
2a	Fully loaded ECL accounting model Tier 1[1]	59,166	56,264	56,144	54,360	53,460
3	Total capital	61,184	58,822	61,226	59,382	58,876
3a	Fully loaded ECL accounting model total capital[1]	61,162	58,799	61,193	59,347	58,831
Risk-weighted assets (amounts)
4	Total risk-weighted assets (RWA)	293,277	287,828	289,101	283,133	286,436
4a	Minimum capital requirement[2]	23,462	23,026	23,128	22,651	22,915
4b	Total risk-weighted assets (pre-floor)	293,277	287,828	289,101	283,133	286,436
Risk-based capital ratios as a percentage of RWA
5	Common equity tier 1 ratio (%)	14.52	14.05	13.80	13.49	13.31
5a	Fully loaded ECL accounting model Common equity tier 1 ratio (%)[1]	14.51	14.04	13.79	13.48	13.29
6	Tier 1 ratio (%)	20.18	19.56	19.43	19.21	18.68
6a	Fully loaded ECL accounting model Tier 1 ratio (%)[1]	20.17	19.55	19.42	19.20	18.66
7	Total capital ratio (%)	20.86	20.44	21.18	20.97	20.55
7a	Fully loaded ECL accounting model total capital ratio (%)[1]	20.85	20.43	21.17	20.96	20.54
Additional CET1 buffer requirements as a percentage of RWA
8	Capital conservation buffer requirement (%)	2.50	2.50	2.50	2.50	2.50
9	Countercyclical buffer requirement (%)	0.02	0.02	0.02	0.02	0.02
9a	Additional countercyclical buffer for Swiss mortgage loans (%)
10	Bank G-SIB and / or D-SIB additional requirements (%)	1.00	1.00	1.00	1.00	1.00
11	Total of bank CET1-specific buffer requirements (%)	3.52	3.52	3.52	3.52	3.52
12	CET1 available after meeting the bank’s minimum capital requirements (%)	10.02	9.55	9.30	8.99	8.81
Basel III leverage ratio[3]
13	Total Basel III leverage ratio exposure measure	1,039,939	1,038,225	1,037,150	994,366	974,359
14	Basel III leverage ratio (%)	5.69	5.42	5.42	5.47	5.49
14a	Fully loaded ECL accounting model Basel III leverage ratio (%)[1]	5.69	5.42	5.41	5.47	5.49
Liquidity coverage ratio[4]
15	Total HQLA	232,026	221,371	214,276	211,185	206,693
16	Total net cash outflow	149,183	146,314	140,891	137,345	133,786
17	LCR (%)	156	151	152	154	155

1 The fully loaded ECL accounting model excludes the transitional relief of recognizing ECL allowances and provisions in CET1 capital in accordance with FINMA Circular 2013/1 “Eligible capital – banks.”    2 Calculated as 8% of total RWA, based on total capital minimum requirements, excluding CET1 buffer requirements.    3 Leverage ratio exposures and leverage ratios for the respective periods in 2020 do not reflect the effects of the temporary exemption that applied from 25 March 2020 until 1 January 2021 and was granted by FINMA in connection with COVID-19. Refer to the “Introduction and basis for preparation” section and to “Application of the temporary COVID-19-related FINMA exemption of central bank sight deposits” in the “Going and gone concern requirements and eligible capital” section of our 31 December 2020 Pillar 3 report, available under “Pillar 3 disclosures” at ubs.com/investors, for more information.    4 Calculated based on quarterly average. Refer to the “Liquidity coverage ratio” section of this report for more information.

p

UBS Group AG consolidated

Quarterly |

KM2: Key metrics – TLAC requirements (at resolution group level)[1]
USD million, except where indicated
		30.6.21	31.3.21	31.12.20	30.9.20	30.6.20
1	Total loss-absorbing capacity (TLAC) available	104,348	100,720	101,814	97,753	93,626
1a	Fully loaded ECL accounting model TLAC available[2]	104,325	100,697	101,780	97,717	93,581
2	Total RWA at the level of the resolution group	293,277	287,828	289,101	283,133	286,436
3	TLAC as a percentage of RWA (%)	35.58	34.99	35.22	34.53	32.69
3a	Fully loaded ECL accounting model TLAC as a percentage of fully loaded ECL accounting model RWA (%)[2]	35.57	34.98	35.21	34.51	32.67
4	Leverage ratio exposure measure at the level of the resolution group[3]	1,039,939	1,038,225	1,037,150	994,366	974,359
5	TLAC as a percentage of leverage ratio exposure measure (%)	10.03	9.70	9.82	9.83	9.61
5a	Fully loaded ECL accounting model TLAC as a percentage of fully loaded ECL accounting model leverage exposure measure (%)[2,3]	10.03	9.70	9.81	9.83	9.60
6a	Does the subordination exemption in the antepenultimate paragraph of Section 11 of the FSB TLAC Term Sheet apply?	No
6b	Does the subordination exemption in the penultimate paragraph of Section 11 of the FSB TLAC Term Sheet apply?	No
6c

If the capped subordination exemption applies, the amount of funding issued that ranks pari passu with excluded liabilities and that is recognized as external TLAC, divided by funding issued that ranks pari passu with excluded liabilities and that would be recognized as external TLAC if no cap was applied (%)

		N/A – Refer to our response to 6b.

1 Resolution group level is defined as the UBS Group AG consolidated level.    2 The fully loaded ECL accounting model excludes the transitional relief of recognizing ECL allowances and provisions in CET1 capital in accordance with FINMA Circular 2013/1 “Eligible capital – banks.”    3 Leverage ratio exposures and leverage ratios for the respective periods in 2020 do not reflect the effects of the temporary exemption that applied from 25 March 2020 until 1 January 2021 and was granted by FINMA in connection with COVID-19. Refer to the “Introduction and basis for preparation” section and to “Application of the temporary COVID-19-related FINMA exemption of central bank sight deposits” in the “Going and gone concern requirements and eligible capital” section of our 31 December 2020 Pillar 3 report, available under “Pillar 3 disclosures” at ubs.com/investors, for more information.

p

Section 2  Overview of risk-weighted assets

Our approach to measuring risk exposure and risk-weighted assets

Quarterly | Exposures are measured for financial accounting purposes under International Financial Reporting Standards (IFRS), for deriving our regulatory capital requirements or for internal risk management and control purposes. Our Pillar 3 disclosures are generally based on measures of risk exposure used to derive the regulatory capital required under Pillar 1. Our risk-weighted assets (RWA) are calculated according to the Basel Committee on Banking Supervision (the BCBS) Basel III framework, as implemented by the Swiss Capital Adequacy Ordinance issued by the Swiss Federal Council and by the associated circulars issued by the Swiss Financial Market Supervisory Authority (FINMA).

For information about the measurement of risk exposures and RWA, refer to pages 13–15 of our 31 December 2020 Pillar 3 report, available under “Pillar 3 disclosures” at ubs.com/investors. p

Overview of RWA and capital requirements

Quarterly | The OV1 table on the following page provides an overview of our RWA and the related minimum capital requirements by risk type. The table presented is based on the respective FINMA template and empty rows indicate current non-applicability to UBS.

During the second quarter of 2021, RWA increased by USD 5.4 billion to USD 293.3 billion, including an increase related to currency effects of USD 1.8 billion, mainly due to credit risk RWA increasing by USD 8.7 billion, partly offset by decreases in market risk RWA of USD 2.5 billion and counterparty credit risk RWA of USD 1.6 billion.

Credit Risk RWA under the advanced internal ratings-based (A-IRB) approach and the standardized approach increased by USD 5.1 billion and USD 3.6 billion, respectively, primarily driven by asset size and other movements of USD 3.2 billion, mainly due to increases in Lombard and other loans in Global Wealth Management and increases in loans and loan commitments in Personal & Corporate Banking. The second quarter of 2021 also included model updates that resulted in an RWA increase of USD 2.5 billion, mainly due to the phase-in impacts related to a new model for structured margin loans and sophisticated lending, as well as new probability of default (PD) and loss given default (LGD) models for mortgages in the US, and due to updates to the LGD model for mortgages in Switzerland. In addition, credit risk RWA increased due to currency effects of USD 1.5 billion, as well as methodology and policy changes of USD 1.0 billion, primarily due to the application of the standardized approach to covered bonds in the high-quality liquid asset (HQLA) portfolio.

Market Risk RWA decreased by USD 2.5 billion, driven primarily by lower average value-at-risk (VaR) levels in the Investment Bank’s Global Markets business. Ongoing discussions regarding our regulatory VaR model with FINMA, which started prior to the COVID-19 pandemic, may lead to VaR model updates that would likely result in an increase in market risk RWA in the second half of 2021.

Counterparty credit risk RWA decreased by USD 1.6 billion, primarily driven by a reduction in derivatives exposures in the Investment Bank.

The flow tables for credit risk, counterparty credit risk and market risk RWA in the respective sections of this report provide further details regarding the movements in RWA in the second quarter of 2021.

More information about capital management and RWA, including details regarding movements in RWA during the second quarter of 2021, is provided on pages 41–42 in the “Capital management” section of our second quarter 2021 report, available under ”Quarterly reporting” at ubs.com/investors.  p

UBS Group AG consolidated

Quarterly |

OV1: Overview of RWA
					Section or table reference	Minimum capital requirements[1]
USD million		30.6.21	31.3.21	31.12.20		30.6.21
1	Credit risk (excluding counterparty credit risk)	146,162	137,485	139,846	3	11,693
2	of which: standardized approach (SA)	34,895	31,299	31,565	CR4	2,792
2a	of which: non-counterparty-related risk	12,921	12,922	13,393	CR4	1,034
3	of which: foundation internal ratings-based (F-IRB) approach
4	of which: supervisory slotting approach
5	of which: advanced internal ratings-based (A-IRB) approach	111,267	106,186	108,281	CR6, CR7, CR8	8,901
6	Counterparty credit risk[2]	39,058	40,691	40,354	4, CCR1, CCR8	3,125
7	of which: SA for counterparty credit risk (SA-CCR)	7,406	7,193	6,006		592
8	of which: internal model method (IMM)	17,232	19,352	19,380	CCR7	1,379
8a	of which: value-at-risk (VaR)	7,909	7,353	8,386	CCR7	633
9	of which: other CCR	6,510	6,793	6,581		521
10	Credit valuation adjustment (CVA)	3,938	4,080	2,945	4, CCR2	315
11	Equity positions under the simple risk-weight approach	3,197	2,794	2,795	3, CR10	256
12	Equity investments in funds – look-through approach	1,070	893	882		86
13	Equity investments in funds – mandate-based approach	1,486	1,916	648		119
14	Equity investments in funds – fallback approach	378	86	126		30
15	Settlement risk	341	341	372		27
16	Securitization exposures in banking book	379	281	314	5	30
17	of which: securitization internal ratings-based approach (SEC-IRBA)
18	of which: securitization external ratings-based approach (SEC-ERBA), including internal assessment approach (IAA)	305	265	301	5	24
19	of which: securitization standardized approach (SEC-SA)	74	16	13	5	6
20	Market Risk	7,818	10,354	11,841	5,6	625
21	of which: standardized approach (SA)	726	588	456	5	58
22	of which: internal models approach (IMA)	7,093	9,767	11,385	MR2	567
23	Capital charge for switch between trading book and banking book[3]
24	Operational risk	75,775	75,775	75,775		6,062
25	Amounts below thresholds for deduction (250% risk weight)[4]	13,676	13,133	13,202		1,094
25a	of which: deferred tax assets	10,392	9,906	9,981		831
26	Floor adjustment[5]
27	Total	293,277	287,828	289,101		23,462

1 Calculated based on 8% of RWA.    2 Excludes settlement risk, which is separately reported in line 15 “Settlement risk.” Includes RWA with central counterparties. The split between the sub-components of counterparty credit risk refers to the calculation of the exposure measure.    3 Not applicable until the implementation of the final rules on the minimum capital requirements for market risk (the Fundamental Review of the Trading Book).    4 Includes items subject to threshold deduction treatment that do not exceed their respective threshold and are risk-weighted at 250%. Items subject to threshold deduction treatment include significant investments in common shares of non-consolidated financial institutions (banks, insurance and other financial entities) and deferred tax assets arising from temporary differences.    5 No floor effect, as 80% of our Basel I RWA, including the RWA equivalent of the Basel I capital deductions, do not exceed our Basel III RWA, including the RWA equivalent of the Basel III capital deductions.

p

Section 3  Credit risk

Introduction

Semi-annual | This section provides information about the exposures subject to the Basel III credit risk framework.

The tables in this section provide details regarding the exposures relevant for determining the firm’s credit risk-related regulatory capital requirement. The parameters applied under the advanced internal ratings-based (A-IRB) approach are generally based on the same methodologies, data and systems we use for credit risk quantification, except where certain treatments are specified by regulatory requirements. These include, for example, the application of regulatory prescribed floors and multipliers, and differences with respect to eligibility criteria and exposure definitions. The exposure information presented in this section may thus differ from our internal management view disclosed in the “Risk management and control” sections of our quarterly and annual reports. Similarly, the regulatory capital prescribed measure of credit risk exposure also differs from how it is defined under International Financial Reporting Standards (IFRS). p

Credit risk exposure categories

Semi-annual | The following definitions of the Swiss Financial Market Supervisory Authority (FINMA) Pillar 3 credit risk exposure categories “Loans” and “Debt securities,” as referred to in the “CR1: Credit quality of assets” and “CR3: Credit risk mitigation techniques – overview” tables in this section, provide a link to the IFRS balance sheet structure.

The Pillar 3 category “Loans” comprises financial instruments held with the intention of collecting the contractual payments and includes the following IFRS balances to the extent that they are subject to the credit risk framework:

–   balances at central banks;

–   Loans and advances to banks;

–   Loans and advances to customers;

–   Other financial assets measured at amortized cost, excluding money market instruments, checks and bills and other debt instruments;

–   traded loans in the banking book that are included within Financial assets at fair value held for trading;

–   Brokerage receivables;

–   loans including structured loans that are included within Financial assets at fair value not held for trading;  and

–   Other non-financial assets.

The Pillar 3 category “Debt securities” includes the following IFRS balances to the extent that they are subject to the credit risk framework:

–   money market instruments, checks and bills and other debt instruments that are included within Other financial assets measured at amortized cost;

–   Financial assets at fair value held for trading, excluding traded loans;

–   Financial assets at fair value not held for trading, excluding loans; and

–   Financial assets measured at fair value through other comprehensive income. p

UBS Group AG consolidated

Credit quality of assets

Introduction

Amounts shown in the following tables relate to on-balance sheet IFRS carrying amounts as well as off-balance sheet items according to the regulatory scope of consolidation that give rise to credit risk exposure under the Basel III framework.

Breakdown of credit quality of assets

Semi-annual | The CR1 table below provides a breakdown of defaulted and non-defaulted loans, debt securities and off-balance sheet exposures. The table includes a split of expected credit loss (ECL) accounting provisions on exposures subject to the standardized approach (SA) and the A-IRB approach.

Increases in net carrying values of loans and decreases in net carrying values of debt securities, compared with 31 December 2020, are further discussed in the CR3 table of this report. The net carrying value of off-balance sheet exposures decreased by USD 1.3 billion, to USD 66.5 billion, compared with 31 December 2020, mainly due to decreased loan commitments in our Personal & Corporate banking business, mainly driven by currency effects. For information about the definitions of default and credit impairment, refer to page 122 of our Annual Report 2020, available under ”Annual reporting” at ubs.com/investors.

More information about the net value movements related to Loans and Debt securities, as shown in the table below, is provided on page 13 in the “CR3: Credit risk mitigation techniques – overview” table. p

Semi-annual |

CR1: Credit quality of assets
		Gross carrying amounts of:		Allowances / impairments	Of which: ECL accounting provisions for credit losses on SA exposures		Of which: ECL accounting provisions for credit losses on A-IRB exposures (stage 1, 2, 3)	Net values
USD million		Defaulted exposures[1]	Non-defaulted exposures		Allocated in regulatory category of Specific (stage 3 credit-impaired)	Allocated in regulatory category of General (stage 1 & 2)
30.6.21
1	Loans[2]	2,979	577,556	(1,079)[4]	(108)	(65)	(906)	579,456
2	Debt securities		58,041					58,041
3	Off-balance sheet exposures[3]	339	66,375	(170)[4]	(1)	(3)	(166)	66,544
4	Total	3,318	701,972	(1,249)[4]	(110)	(68)	(1,072)	704,041

31.12.20
1	Loans[2]	3,504	562,025	(1,207)[4]	(115)	(73)	(1,019)	564,322
2	Debt securities		74,059					74,059
3	Off-balance sheet exposures[3]	273	67,794	(205)[4]	(1)	(6)	(197)	67,862
4	Total	3,778	703,878	(1,412)[4]	(116)	(80)	(1,216)	706,243

1 Defaulted exposures are in line with credit-impaired exposures (stage 3) under IFRS 9. Refer to Note 20 “Expected credit loss measurement“ in our Annual Report 2020 for more information about IFRS 9, available under ”Annual reporting” at ubs.com/investors.    2 Loan exposure is reported in line with the Pillar 3 definition. Refer to “Credit risk exposure categories” in this section for more information about the classification of Loans and Debt securities.    3 Off-balance sheet exposures include unutilized credit facilities, guarantees provided and forward starting loan commitments, but exclude prolongations of loans that do not increase the initially committed loan amount. Unutilized credit facilities exclude unconditionally revocable and uncommitted credit facilities, even if they are subject to RWA.    4 Expected credit loss allowances and provisions amounted to USD 1,294 million as of 30 June 2021, as disclosed in Note 7 of the UBS Group AG second quarter 2021 report. This Pillar 3 table excludes ECL on revocable off-balance sheet exposures (30 June 2021: USD 33 million; 31 December 2020: USD 50 million), ECL on exposures subject to counterparty credit risk (30 June 2021: USD 6 million; 31 December 2020: USD 5 million) and ECL on irrevocable committed prolongation of loans that do not give rise to additional credit exposures (30 June 2021: USD 4 million; 31 December 2020: USD 2 million).

p

Semi-annual | The CR2 table below presents changes in stock of defaulted loans, debt securities and off-balance sheet exposures for the first half of 2021. The total amount of defaulted loans, debt securities and off-balance sheet exposures was USD 3.3 billion as of 30 June 2021. The net decrease of USD 0.5 billion compared with 31 December 2020 was mainly driven by the economic recovery and the resulting return to non-defaulted status and repayments. p

Semi-annual |

CR2: Changes in stock of defaulted loans, debt securities and off-balance sheet exposures
USD million		For the half year ended 30.6.21[1]	For the half year ended 31.12.20[1]
1	Defaulted loans, debt securities and off-balance sheet exposures as of the beginning of the half year	3,778	3,854
2	Loans and debt securities that have defaulted since the last reporting period	378	1,180
3	Returned to non-defaulted status	(390)	(993)
4	Amounts written off	(44)	(244)
5	Other changes	(404)	(19)
6	Defaulted loans, debt securities and off-balance sheet exposures as of the end of the half year	3,318	3,778

1 Off-balance sheet exposures include unutilized credit facilities, guarantees provided and forward starting loan commitments, but exclude prolongations of loans that do not increase the initially committed loan amount. Unutilized credit facilities exclude unconditionally revocable and uncommitted credit facilities, even if they attract RWA.

p

Credit risk mitigation

Semi-annual | The CR3 table below provides a breakdown of loans and debt securities into unsecured and partially or fully secured exposures, with additional information about the security type.

Compared with 31 December 2020, the carrying amount of unsecured loans increased by USD 4.1 billion, to USD 196.8 billion, mainly due to an increase in cash and balances with central banks. This was primarily driven by a shift within the high-quality liquid asset (HQLA) portfolio into cash and net new issuances of long-term debt measured at amortized cost, partly offset by currency effects. Debt securities, which are unsecured, decreased by USD 16.0 billion to USD 58.0 billion, mainly due to the aforementioned shift within the HQLA portfolio from securities into cash.

The carrying amount of partially or fully secured loans increased by USD 11.1 billion to USD 382.7 billion, of which the carrying amount of loans secured by collateral increased by USD 9.9 billion to USD 365.3 billion, mainly as a result of higher Lombard and mortgage lending. p

Semi-annual |

CR3: Credit risk mitigation techniques – overview[1]
					Secured portion of exposures partially or fully secured:
USD million		Exposures fully unsecured: carrying amount	Exposures partially or fully secured: carrying amount	Total: carrying amount	Exposures secured by collateral	Exposures secured by financial guarantees	Exposures secured by credit derivatives

30.6.21
1	Loans[2]	196,793	382,662	579,456	365,259	4,482	30
1a	of which: cash and balances at central banks	159,997		159,997
2	Debt securities	58,041		58,041
3	Total	254,835	382,662	637,497	365,259	4,482	30
4	of which: defaulted	114	2,110	2,224	1,368	195

31.12.20
1	Loans[2]	192,669	371,652	564,322	355,364	4,392	12
1a	of which: cash and balances at central banks	157,489		157,489
2	Debt securities	74,059		74,059
3	Total	266,729	371,652	638,381	355,364	4,392	12
4	of which: defaulted	250	2,461	2,711	1,662	218

1 Exposures in this table represent carrying amounts in accordance with the regulatory scope of consolidation.    2 Loan exposure is reported in line with the Pillar 3 definition. Refer to “Credit risk exposure categories” in this section for more information about the classification of loans and debt securities.

p

UBS Group AG consolidated

Credit risk under the standardized approach

Introduction

The standardized approach is generally applied where using the A-IRB approach is not possible. The standardized approach requires banks to use risk assessments prepared by external credit assessment institutions (ECAIs) or export credit agencies to determine the risk weightings applied to rated counterparties.

Credit risk exposure and CRM effects

Semi-annual | The CR4 table below illustrates the credit risk exposure and effect of credit risk mitigation (CRM) on the calculation of capital requirements under the standardized approach. Compared with 31 December 2020, on-balance sheet exposures before credit conversion factors (CCF) and CRM increased by USD 13.5 billion, while on-balance sheet exposures post-CCF and post-CRM increased by USD 13.7 billion, primarily as the approach used for the covered bonds within the HQLA portfolio was changed from the A-IRB approach to the standardized approach. Off-balance sheet exposures before CCF and CRM in the Corporates asset class decreased by USD 3.8 billion, mainly due to decreases in margin loan commitments in the Investment Bank. p

Semi-annual |

CR4: Standardized approach – credit risk exposure and credit risk mitigation (CRM) effects
		Exposures before CCF and CRM[1]			Exposures post-CCF and post-CRM			RWA and RWA density
USD million, except where indicated		On-balance sheet amount	Off-balance sheet amount	Total	On-balance sheet amount	Off-balance sheet amount	Total	RWA	RWA density in %

30.6.21
Asset classes
1	Central governments and central banks	8,717		8,717	8,724	1	8,724	720	8.3
2	Banks and securities dealers	10,696	1,241	11,937	10,696	533	11,229	2,527	22.5
3	Public-sector entities and multi-lateral development banks	3,156	910	4,066	3,152	342	3,494	810	23.2
4	Corporates	13,821	11,523	25,344	13,790	1,069	14,859	9,718	65.4
5	Retail	12,380	4,160	16,540	12,110	526	12,636	8,199	64.9
6	Equity
7	Other assets[2]	13,640		13,640	13,640		13,640	12,921	94.7
8	Total	62,410	17,834	80,243	62,111	2,472	64,583	34,895	54.0

31.12.20
Asset classes
1	Central governments and central banks	8,292		8,292	8,296	123	8,420	876	10.4
2	Banks and securities dealers	5,404	1,162	6,566	5,404	530	5,934	1,327	22.4
3	Public-sector entities and multi-lateral development banks	212	731	943	211	148	359	144	40.1
4	Corporates	8,007	15,371	23,379	7,972	1,815	9,787	7,576	77.4
5	Retail	12,617	4,301	16,917	12,196	248	12,444	8,250	66.3
6	Equity
7	Other assets[2]	14,345		14,345	14,345		14,345	13,391	93.3
8	Total	48,878	21,565	70,443	48,424	2,865	51,289	31,564	61.5
1 Exposures in this table represent carrying amounts in accordance with the regulatory scope of consolidation. 2 Includes Non-counterparty-related assets.

p

Exposures by asset class and risk weight

Semi-annual | The CR5 table below provides an overview of exposures by asset classes and risk weights applied. p

Semi-annual |

CR5: Standardized approach – exposures by asset classes and risk weights
USD million
Risk weight		0%	10%	20%	35%	50%	75%	100%	150%	Others	Total credit exposures amount (post-CCF and post-CRM)

30.6.21
Asset classes
1	Central governments and central banks	7,894		104		53		673			8,724
2	Banks and securities dealers			10,302		919		7			11,229
3	Public-sector entities and multi-lateral development banks	3		3,200		244		48			3,494
4	Corporates			5,837		525	44[2]	8,445	8		14,859
5	Retail				6,446		1,236	4,833	122		12,636
6	Equity
7	Other assets	720						12,921			13,640
8	Total	8,616		19,443	6,446	1,742	1,280	26,926	130		64,583
9	of which: mortgage loans				6,432		182	557			7,172
10	of which: past due[1]			112	5	0	310	116			544

31.12.20
Asset classes
1	Central governments and central banks	7,423		116		56		824			8,420
2	Banks and securities dealers			5,531		363		40			5,934
3	Public-sector entities and multi-lateral development banks	6		208		91		54			359
4	Corporates			1,959		512	1,037[2]	6,275	4		9,787
5	Retail				6,052		1,321	4,929	141		12,444
6	Equity
7	Other assets	954						13,391			14,345
8	Total	8,383		7,815	6,052	1,022	2,359	25,513	145		51,289
9	of which: mortgage loans				6,052		113	604			6,770
10	of which: past due[1]			104	7	4	428	133			676
1 Comparative periods for past-due exposures have been adjusted to include loans to financial advisors. 2 Relates to structured margin lending exposures based on the methodology agreed with FINMA.

p

UBS Group AG consolidated

Credit risk under the advanced internal ratings-based approaches

Introduction

Under the A-IRB approach, the required capital for credit risk is quantified through empirical models that we have developed internally to estimate the probability of default (PD), loss given default (LGD), exposure at default (EAD) and other parameters, subject to FINMA approval.

Credit risk exposures by portfolio and PD range

Semi-annual | The CR6 table on the following pages provides information about credit risk exposures under the A-IRB approach, including a breakdown of the main parameters used in A-IRB models to calculate the capital requirements, presented by portfolio and PD range across FINMA-defined asset classes.

Compared with 31 December 2020, exposures before the application of CCFs increased by USD 1.3 billion, to USD 1,029.9 billion across various asset classes, along with an overall RWA increase of USD 3.0 billion.

In the Retail: other retail asset class, total exposures pre-CCF increased by USD 28.5 billion to USD 508.6 billion and RWA increased by USD 2.0 billion to USD 15.9 billion, mainly reflecting higher drawn and unutilized Lombard facilities as well as the phase-in impact related to a new model for structured margin loans and sophisticated lending in Global Wealth Management.

In the Central governments and central banks asset class, total exposures pre-CCF decreased by USD 12.4 billion to USD 186.6 billion and RWA decreased by USD 0.5 billion to USD 2.3 billion, primarily due to a reduction in HQLA in Group Functions.

In the Public-sector entities and multi-lateral development banks asset class, total exposures pre-CCF decreased by USD 5.5 billion to USD 8.0 billion and RWA decreased by USD 0.6 billion to USD 0.6 billion, primarily driven by methodology and policy changes, due to the application of the standardized approach to covered bonds, as well as a reduction in HQLA in Group Functions.

In the Corporates: other lending asset class, total exposures pre-CCF decreased by USD 2.9 billion to USD 105.4 billion, primarily driven by methodology and policy changes, due to the application of the standardized approach to covered bonds, as well as a decrease in loans and loan commitments in Personal & Corporate Banking. RWA increased by USD 1.2 billion to USD 38.0 billion, mainly driven by increased loans and loan commitments in the Investment Bank.

Information about credit risk RWA for the first quarter of 2021, including details regarding movements in RWA, is provided on pages 8–10 of our 31 March 2021 Pillar 3 report, available under “Pillar 3 disclosures” at ubs.com/investors. Further details about the movement of credit risk exposures under the A-IRB approach for the second quarter of 2021 are available in our CR8 disclosure on page 23 of this report. p

Credit risk exposures by portfolio and PD range

Semi-annual |

CR6: IRB – Credit risk exposures by portfolio and PD range
USD million, except where indicated	Original on-balance sheet gross exposure	Off-balance sheet exposures pre-CCF[1]	Total exposures pre-CCF	Average CCF in %	EAD post-CCF and post-CRM[1]	Average PD in %	Number of obligors (in thousands)	Average LGD in %	Average maturity in years	RWA	RWA density in %	EL	Provisions[2]

Central governments and central banks as of 30.6.21
0.00 to <0.15	185,370	1	185,371	13.2	189,771	0.0	<0.1	30.4	1.1	2,171	1.1	5
0.15 to <0.25	567		567		475	0.2	<0.1	46.7	1.0	136	28.7	0
0.25 to <0.50	0	0	0	10.2	0	0.3	<0.1	45.2	2.4	0	60.7	0
0.50 to <0.75	82	3	86	55.0	5	0.6	<0.1	54.4	2.8	5	85.4	0
0.75 to <2.50	1	0	1	10.2	1	1.2	<0.1	38.8	3.0	1	94.1	0
2.50 to <10.00	127	465	592	36.6	20	3.8	<0.1	42.5	2.0	24	120.3	0
10.00 to <100.00	0		0		0	13.0	<0.1	45.5	1.0	0	209.0	0
100.00 (default)	10	0	10	10.2	4	100.0	<0.1	56.5[5]	4.3	5	106.0	5
Subtotal	186,158	469	186,627	36.6	190,277	0.0	0.1	30.5	1.1	2,342	1.2	11	6

Central governments and central banks as of 31.12.20
0.00 to <0.15	198,605	1	198,606	13.1	203,051	0.0	<0.1	30.6	1.1	2,792	1.4	4
0.15 to <0.25	2	100	102	55.0	2	0.2	<0.1	10.0	1.0	0	6.4	0
0.25 to <0.50	0		0		0	0.3	<0.1	55.0	1.0	0	54.2	0
0.50 to <0.75	5		5		3	0.7	<0.1	96.5	1.0	4	141.2	0
0.75 to <2.50	1	0	1	9.7	3	1.2	<0.1	22.3	4.4	2	62.5	0
2.50 to <10.00	33	219	253	53.7	28	3.6	<0.1	52.5	1.1	40	145.9	1
10.00 to <100.00	0		0		0	13.2	<0.1	48.9	1.0	0	226.0	0
100.00 (default)	92	6	98	55.0	7	100.0	<0.1	39.8[5]	4.2	7	106.0	5
Subtotal	198,738	327	199,065	54.0	203,094	0.0	0.1	30.6	1.1	2,847	1.4	10	6

Banks and securities dealers as of 30.6.21
0.00 to <0.15	7,836	1,287	9,122	53.9	9,014	0.1	0.5	50.4	1.1	1,954	21.7	7
0.15 to <0.25	736	441	1,177	41.8	834	0.2	0.3	56.6	1.8	503	60.3	2
0.25 to <0.50	488	489	977	44.4	577	0.4	0.2	60.2	1.0	457	79.2	1
0.50 to <0.75	214	203	417	43.6	252	0.6	0.1	63.2	1.1	293	116.2	1
0.75 to <2.50	489	610	1,098	45.1	620	1.7	0.2	54.4	1.2	847	136.6	5
2.50 to <10.00	502	700	1,202	46.8	523	4.0	0.2	64.9	1.0	1,164	222.7	14
10.00 to <100.00	81	77	158	34.5	17	11.1	<0.1	56.4	1.1	48	284.6	1
100.00 (default)
Subtotal	10,347	3,805	14,152	47.6	11,837	0.3	1.5	52.5	1.1	5,266	44.5	31	17

Banks and securities dealers as of 31.12.20
0.00 to <0.15	10,177	1,171	11,348	54.0	11,541	0.0	0.5	40.7	1.0	1,880	16.3	5
0.15 to <0.25	1,001	333	1,334	39.7	969	0.2	0.3	52.3	1.7	531	54.8	1
0.25 to <0.50	601	418	1,019	48.2	588	0.4	0.2	59.8	1.0	470	79.9	1
0.50 to <0.75	186	303	489	45.0	305	0.7	0.1	63.1	1.1	354	116.2	2
0.75 to <2.50	931	472	1,403	43.9	1,145	1.7	0.2	58.8	1.2	1,598	139.5	12
2.50 to <10.00	422	412	835	43.2	385	4.6	0.2	67.0	1.1	925	240.4	12
10.00 to <100.00	31	116	147	51.6	15	10.8	<0.1	63.9	1.0	48	319.5	1
100.00 (default)
Subtotal	13,348	3,225	16,574	48.0	14,948	0.3	1.5	44.8	1.1	5,806	38.8	33	20

UBS Group AG consolidated

CR6: IRB – Credit risk exposures by portfolio and PD range (continued)
USD million, except where indicated	Original on-balance sheet gross exposure	Off-balance sheet exposures pre-CCF[1]	Total exposures pre-CCF	Average CCF in %	EAD post-CCF and post-CRM[1]	Average PD in %	Number of obligors (in thousands)	Average LGD in %	Average maturity in years	RWA	RWA density in %	EL	Provisions[2]

Public-sector entities, multi-lateral development banks as of 30.6.21
0.00 to <0.15	5,316	1,198	6,514	17.9	5,566	0.0	0.3	38.5	1.1	325	5.8	0
0.15 to <0.25	284	183	467	12.6	306	0.2	0.2	31.5	2.6	80	26.1	0
0.25 to <0.50	576	367	943	24.8	668	0.3	0.2	25.8	2.4	195	29.2	1
0.50 to <0.75	36	16	52	26.4	39	0.6	<0.1	31.3	2.7	20	50.0	0
0.75 to <2.50	1	0	1	70.0	1	1.2	<0.1	9.1	1.9	0	15.2	0
2.50 to <10.00	60	0	60	0.0	1	2.9	<0.1	17.1	5.0	0	49.9	0
10.00 to <100.00
100.00 (default)	4		4		4	100.0	<0.1	0.0[5]	1.0	5	106.0
Subtotal	6,278	1,764	8,041	18.9	6,585	0.1	0.7	36.8	1.3	625	9.5	1	0

Public-sector entities, multi-lateral development banks as of 31.12.20
0.00 to <0.15	9,792	1,293	11,085	17.8	10,059	0.0	0.3	38.6	1.1	819	8.1	1
0.15 to <0.25	923	372	1,296	19.3	993	0.2	0.2	18.3	1.7	140	14.1	0
0.25 to <0.50	649	356	1,005	23.8	737	0.3	0.2	23.9	2.5	202	27.4	1
0.50 to <0.75	40	27	67	22.2	45	0.6	<0.1	30.8	2.8	22	49.4	0
0.75 to <2.50	1	0	1	81.4	2	1.0	<0.1	17.2	2.6	1	33.7	0
2.50 to <10.00	68	0	68	9.7	1	2.9	<0.1	17.1	5.0	1	49.9	0
10.00 to <100.00
100.00 (default)	5		5		5	100.0	<0.1	0.2[5]	1.0	5	106.0
Subtotal	11,478	2,048	13,526	19.2	11,841	0.1	0.7	35.9	1.2	1,190	10.0	2	0

Corporates: specialized lending as of 30.6.21
0.00 to <0.15	2,694	648	3,342	72.9	3,005	0.1	0.5	15.8	2.3	290	9.6	0
0.15 to <0.25	1,664	474	2,139	70.2	1,997	0.2	0.3	15.4	2.2	285	14.3	1
0.25 to <0.50	4,304	2,226	6,530	39.7	5,163	0.4	0.6	25.7	1.7	1,822	35.3	5
0.50 to <0.75	5,112	2,650	7,762	39.7	6,099	0.6	0.6	27.6	2.0	3,123	51.2	11
0.75 to <2.50	8,005	2,536	10,541	38.8	8,970	1.4	1.3	29.0	2.0	6,342	70.7	37
2.50 to <10.00	1,781	413	2,194	50.2	1,968	3.4	0.4	35.7	2.1	2,192	111.4	24
10.00 to <100.00	28		28		29	18.3	<0.1	37.9	3.5	91	310.3	2
100.00 (default)	184	2	186	82.1	82	100.0	<0.1	55.8[5]	2.5	86	106.0	104
Subtotal	23,771	8,950	32,721	44.0	27,313	1.2	3.7	26.2	2.0	14,231	52.1	183	117

Corporates: specialized lending as of 31.12.20
0.00 to <0.15	3,082	684	3,767	71.9	3,372	0.1	0.5	13.8	2.0	229	6.8	0
0.15 to <0.25	2,023	452	2,475	65.1	2,317	0.2	0.3	14.2	2.0	304	13.1	1
0.25 to <0.50	5,025	2,361	7,386	34.8	5,745	0.4	0.6	24.8	1.8	1,954	34.0	5
0.50 to <0.75	4,286	2,892	7,177	32.8	5,147	0.6	0.6	27.0	1.7	2,450	47.6	9
0.75 to <2.50	8,141	2,715	10,856	39.3	9,189	1.4	1.4	29.2	1.8	6,275	68.3	38
2.50 to <10.00	1,660	398	2,059	61.3	1,904	3.4	0.3	35.8	2.0	2,172	114.1	23
10.00 to <100.00	18		18		18	22.0	<0.1	33.0	5.0	72	398.0	1
100.00 (default)	209	8	218	75.0	106	100.0	<0.1	50.2[5]	2.4	113	106.0	108
Subtotal	24,443	9,512	33,955	40.7	27,799	1.3	3.7	25.3	1.8	13,569	48.8	186	125

CR6: IRB – Credit risk exposures by portfolio and PD range (continued)
USD million, except where indicated	Original on-balance sheet gross exposure	Off-balance sheet exposures pre-CCF[1]	Total exposures pre-CCF	Average CCF in %	EAD post-CCF and post-CRM[1]	Average PD in %	Number of obligors (in thousands)	Average LGD in %	Average maturity in years	RWA	RWA density in %	EL	Provisions[2]

Corporates: other lending as of 30.6.21
0.00 to <0.15	14,541	16,855	31,396	36.1	17,706	0.1	7.7	34.6	1.6	3,723	21.0	4
0.15 to <0.25	5,764	7,927	13,691	35.3	8,180	0.2	2.4	36.5	2.2	3,275	40.0	7
0.25 to <0.50	5,776	4,951	10,727	36.7	6,382	0.4	3.3	29.2	2.6	3,105	48.7	7
0.50 to <0.75	3,877	2,879	6,757	42.9	4,946	0.6	3.0	27.2	2.2	2,580	52.2	9
0.75 to <2.50	10,800	8,611	19,412	41.9	12,586	1.4	11.4	30.0	2.1	8,905	70.8	54
2.50 to <10.00	5,177	15,677	20,854	35.5	9,636	4.4	5.4	33.8	2.3	14,657	152.1	146
10.00 to <100.00	270	441	711	57.2	428	14.5	0.3	23.6	2.0	769	179.4	15
100.00 (default)	1,392	417	1,809	47.7	954	100.0	0.9	31.8[5]	3.0	1,002	106.0	463
Subtotal	47,597	57,758	105,355	37.3	60,818	2.8	34.3	32.5	2.1	38,016	62.5	703	739

Corporates: other lending as of 31.12.20
0.00 to <0.15	18,411	20,390	38,801	34.3	22,251	0.1	4.7	33.0	1.5	4,486	20.2	4
0.15 to <0.25	6,697	6,593	13,290	35.3	8,393	0.2	1.7	36.4	2.2	3,287	39.2	5
0.25 to <0.50	4,536	4,490	9,026	38.5	5,311	0.4	2.7	33.2	2.2	2,620	49.3	6
0.50 to <0.75	4,370	3,403	7,773	38.1	5,489	0.6	2.4	31.3	1.9	3,122	56.9	11
0.75 to <2.50	11,515	8,534	20,049	44.4	13,078	1.4	10.8	30.1	2.1	9,441	72.2	57
2.50 to <10.00	4,995	11,609	16,605	39.6	8,392	4.4	4.7	32.5	2.1	11,715	139.6	120
10.00 to <100.00	319	443	762	57.3	470	14.8	0.3	29.1	2.0	1,040	221.1	20
100.00 (default)	1,576	358	1,934	53.2	1,079	100.0	0.6	31.6[5]	3.0	1,144	106.0	487
Subtotal	52,420	55,821	108,241	37.9	64,463	2.8	28.0	32.6	1.9	36,855	57.2	712	862

Retail: residential mortgages as of 30.6.21
0.00 to <0.15	74,438	1,618	76,056	61.0	75,427	0.1	138.2	18.4		2,940	3.9	12
0.15 to <0.25	17,957	312	18,269	76.7	18,199	0.2	22.2	25.6		1,729	9.5	9
0.25 to <0.50	24,379	617	24,996	82.2	24,887	0.4	28.8	27.9		4,136	16.6	24
0.50 to <0.75	14,322	541	14,863	88.5	14,801	0.6	14.0	30.3		4,093	27.7	28
0.75 to <2.50	21,597	1,603	23,200	80.7	22,895	1.3	25.3	34.1		11,759	51.4	104
2.50 to <10.00	6,711	440	7,151	84.8	7,085	4.3	7.5	33.6		7,005	98.9	101
10.00 to <100.00	1,015	21	1,036	90.9	1,034	15.6	0.9	32.0		1,603	154.9	53
100.00 (default)	639	2	642	72.7	614	100.0	0.9	4.1[5]		651	106.0	26
Subtotal	161,057	5,154	166,211	75.7	164,943	1.0	237.8	24.6		33,917	20.6	358	161

Retail: residential mortgages as of 31.12.20
0.00 to <0.15	74,826	1,790	76,616	67.1	75,989	0.1	136.1	18.3		3,041	4.0	12
0.15 to <0.25	18,179	477	18,656	71.2	18,522	0.2	22.3	25.2		1,702	9.2	9
0.25 to <0.50	24,542	750	25,292	73.9	25,097	0.4	28.7	26.8		3,956	15.8	24
0.50 to <0.75	14,554	652	15,206	73.0	15,034	0.6	13.8	29.2		3,952	26.3	28
0.75 to <2.50	21,785	1,838	23,623	73.3	23,132	1.3	26.3	32.4		11,402	49.3	100
2.50 to <10.00	7,174	548	7,722	78.5	7,612	4.5	8.5	30.9		7,098	93.2	103
10.00 to <100.00	982	59	1,041	70.5	1,025	15.2	0.9	31.7		1,525	148.9	49
100.00 (default)	746	3	749	59.8	721	100.0	1.0	3.7[5]		764	106.0	27
Subtotal	162,788	6,117	168,906	71.8	167,131	1.1	237.6	23.9		33,439	20.0	352	177

UBS Group AG consolidated

CR6: IRB – Credit risk exposures by portfolio and PD range (continued)
USD million, except where indicated	Original on-balance sheet gross exposure	Off-balance sheet exposures pre-CCF[1]	Total exposures pre-CCF	Average CCF in %	EAD post-CCF and post-CRM[1]	Average PD in %	Number of obligors (in thousands)	Average LGD in %	Average maturity in years	RWA	RWA density in %	EL	Provisions[2]

Retail: qualifying revolving retail exposures (QRRE) as of 30.6.21[3]
0.00 to <0.15	227	3,659	3,886	53.1	2,168	0.0	455.3	37.1		47	2.2	0
0.15 to <0.25	111	1,261	1,373	48.7	725	0.2	186.8	42.4		51	7.1	1
0.25 to <0.50	150	575	725	48.7	429	0.4	94.2	45.5		59	13.7	1
0.50 to <0.75	126	347	473	49.1	297	0.6	71.2	46.5		66	22.3	1
0.75 to <2.50	306	849	1,155	49.3	724	1.4	153.2	48.8		302	41.7	5
2.50 to <10.00	303	171	474	29.0	338	4.1	79.6	49.3		317	93.7	7
10.00 to <100.00	50	9	59	54.8	55	19.1	13.0	55.1		139	251.4	6
100.00 (default)	40		40		24	100.0	22.4	40.0[5]		25	106.0	16
Subtotal	1,313	6,871	8,185	50.6	4,761	1.3	1,075.6	42.1		1,007	21.1	36	27

Retail: qualifying revolving retail exposures (QRRE) as of 31.12.20[3]
0.00 to <0.15
0.15 to <0.25
0.25 to <0.50
0.50 to <0.75
0.75 to <2.50	66	462	528		91	1.7	29.1	47.0		97	106.6	1
2.50 to <10.00	1,245	6,425	7,670		1,723	2.7	901.7	42.0		606	35.2	19
10.00 to <100.00
100.00 (default)	40		40		24	100.0	23.0	40.0[5]		25	106.0	16
Subtotal	1,350	6,888	8,238		1,838	3.9	953.8	42.2		729	39.6	35	31

CR6: IRB – Credit risk exposures by portfolio and PD range (continued)
USD million, except where indicated	Original on-balance sheet gross exposure	Off-balance sheet exposures pre-CCF[1]	Total exposures pre-CCF	Average CCF in %	EAD post-CCF and post-CRM[1]	Average PD in %	Number of obligors (in thousands)	Average LGD in %	Average maturity in years	RWA	RWA density in %	EL	Provisions[2]

Retail: other retail as of 30.6.21[4]
0.00 to <0.15	131,672	324,934	456,605	19.3	194,127	0.0	397.3	28.9		8,541	4.4	23
0.15 to <0.25	3,768	6,668	10,436	19.8	5,085	0.2	8.5	25.1		547	10.8	2
0.25 to <0.50	6,697	9,172	15,869	17.3	8,280	0.4	9.6	35.4		2,007	24.2	10
0.50 to <0.75	3,518	6,846	10,364	19.7	4,865	0.6	10.1	24.0		1,122	23.1	7
0.75 to <2.50	5,268	8,370	13,638	21.7	7,084	1.1	45.0	32.3		2,844	40.1	26
2.50 to <10.00	704	748	1,453	19.5	846	5.0	3.5	47.6		711	84.1	25
10.00 to <100.00	75	104	178	20.8	96	20.1	0.8	27.7		71	74.2	5
100.00 (default)	45	1	46	27.7	20	100.0	<0.1	55.9[5]		21	106.0	26
Subtotal	151,746	356,843	508,589	19.3	220,404	0.1	474.9	29.1		15,865	7.2	125	40

Retail: other retail as of 31.12.20
0.00 to <0.15	120,619	310,586	431,205	19.5	181,028	0.0	343.2	31.0		7,337	4.1	23
0.15 to <0.25	3,940	6,764	10,704	19.0	5,221	0.2	7.2	27.7		556	10.7	2
0.25 to <0.50	5,109	7,635	12,744	18.8	6,541	0.4	8.4	31.7		1,281	19.6	7
0.50 to <0.75	3,855	6,451	10,306	20.2	5,160	0.6	8.8	27.8		1,240	24.0	9
0.75 to <2.50	4,522	8,480	13,002	21.5	6,352	1.1	47.8	31.3		2,276	35.8	23
2.50 to <10.00	884	897	1,781	18.7	1,143	4.8	3.4	52.0		1,004	87.8	35
10.00 to <100.00	128	90	218	20.1	146	18.4	0.9	28.2		93	63.6	8
100.00 (default)	77	28	105	27.9	56	100.0	<0.1	28.0[5]		60	106.0	28
Subtotal	139,134	340,930	480,064	19.5	205,647	0.2	419.6	31.0		13,847	6.7	135	43

Total 30.6.21	588,266	441,616	1,029,882	23.5	686,937	0.6	1,828.6	29.1	1.4[6]	111,267	16.2	1,450	1,106
Total 31.12.20	603,700	424,868	1,028,568	23.1	696,762	0.6	1,645.1	29.5	1.3[6]	108,281	15.5	1,466	1,264

1 Figures as of 30 June 2021 and 31 December 2020 for off-balance sheet exposures, as well as EAD post-CCF and post-CRM, include uncommitted and fully unutilized Lombard loan limits for certain clients in Switzerland.    2 In line with BCBS Pillar 3 disclosure requirements, provisions are only provided for the sub-totals by asset class.    3 For the calculation of the “EAD post-CCF and post-CRM” column for QRRE, a balance factor approach was used instead of a CCF approach until 31 December 2020, where the EAD was calculated by multiplying the on-balance sheet exposure by a fixed factor of 1.4. A CCF approach has been applied from 2021 onward, due to the introduction of a new model for credit card exposures in Switzerland.    4 In the second quarter of 2021, we began to phase in a quarterly RWA increase of USD 0.7 billion related to a new model for structured margin loans and sophisticated lending in the “Retail: other retail” asset class. The RWA increase is being phased in over five quarters. The associated changes to PD and LGD, as well as a refinement to the asset class allocation, primarily toward the corporate asset class, will only be reflected with the introduction of the new model in the second quarter of 2022.    5 Average LGD for defaulted exposures disclosed in the table are not used to calculate RWA. The disclosed number is derived using ECL accounting provisions (stage 3) divided by total exposures pre-CCF.    6 Retail asset classes are excluded from the average maturity as maturity is not relevant for risk-weighting.

p

UBS Group AG consolidated

Credit derivatives used as CRM techniques

Semi-annual | Where credit derivatives are used for credit risk mitigation, the probability of default (PD) of the obligor is in general substituted with the PD of the hedge provider. In addition, default correlation between the obligor and the hedge provider is taken into account through the double default approach. Refer to the “CCR6: Credit derivatives exposures” table in the “Counterparty credit risk” section of this report for notional and fair value information about credit derivatives used as CRM techniques. p

Semi-annual |

CR7: IRB – effect on RWA of credit derivatives used as CRM techniques
		30.6.21		31.12.20
USD million		Pre-credit derivatives RWA	Actual RWA	Pre-credit derivatives RWA	Actual RWA
1	Central governments and central banks – FIRB
2	Central governments and central banks – AIRB	2,342	2,342	2,847	2,847
3	Banks and securities dealers – FIRB
4	Banks and securities dealers – AIRB	5,266	5,266	5,806	5,806
5	Public-sector entities, multi-lateral development banks – FIRB
6	Public-sector entities, multi-lateral development banks – AIRB	625	625	1,190	1,190
7	Corporates: specialized lending – FIRB
8	Corporates: specialized lending – AIRB	14,231	14,231	13,569	13,569
9	Corporates: other lending – FIRB
10	Corporates: other lending – AIRB	38,292	38,016	37,220	36,855
11	Retail: mortgage loans	33,917	33,917	33,439	33,439
12	Retail exposures: qualifying revolving retail (QRRE)	1,007	1,007	729	729
13	Retail: other	15,865	15,865	13,847	13,847
14	Equity positions (PD / LGD approach)
15	Total	111,544	111,267	108,646	108,281

p

RWA flow statements of credit risk exposures under IRB

Quarterly | The CR8 table below provides a breakdown of the credit risk RWA movements in the second quarter of 2021 across movement categories defined by the Basel Committee on Banking Supervision (BCBS). These categories are described on page 48 of our 31 December 2020 Pillar 3 report, available under “Pillar 3 disclosures” at ubs.com/investors.

Credit risk RWA under the A-IRB approach increased by USD 5.1 billion to USD 111.3 billion during the second quarter of 2021.

The RWA increase from asset size movements of USD 1.4 billion was predominantly driven by increases in Lombard and other loans in Global Wealth Management and increases in loans and loan commitments to corporate clients in Personal & Corporate Banking. Model updates of USD 2.5 billion were mainly due to the phase-in impacts related to a new model for structured margin loans and sophisticated lending, new PD and LGD models for mortgages in the US, and updates to the LGD model for mortgages in Switzerland. Methodology and policy changes reduced RWA by USD 0.7 billion, primarily due to the application of the standardized approach to covered bonds, partly offset by a regulatory add-on for credit card exposures in Switzerland. Foreign exchange movements led to an RWA increase of USD 1.3 billion. p

Quarterly |

CR8: RWA flow statements of credit risk exposures under IRB
USD million		For the quarter ended 30.6.21	For the quarter ended 31.3.21
1	RWA as of the beginning of the quarter	106,186	108,281
2	Asset size	1,449	2,762
3	Asset quality	15	(1,456)
4	Model updates	2,467	550
5	Methodology and policy	(713)
5a	of which: regulatory add-ons	497
6	Acquisitions and disposals
7	Foreign exchange movements	1,260	(3,951)
8	Other	603
9	RWA as of the end of the quarter	111,267	106,186

p

Equity exposures

Semi-annual | The CR10 table below provides information about our equity exposures under the simple risk-weight method. p

Semi-annual |

CR10: IRB (equities under the simple risk-weight method)
USD million, except where indicated	On-balance sheet amount	Off-balance sheet amount	Risk weight in %[1]	Exposure amount[2]	RWA[1]

30.6.21
Exchange-traded equity exposures	72		300	72	230
Other equity exposures	700		400	700	2,967
Total	772			772	3,197

31.12.20
Exchange-traded equity exposures	29		300	29	92
Other equity exposures	638		400	638	2,704
Total	667			667	2,796

1 RWA are calculated post-application of the A-IRB multiplier of 6%, therefore the respective risk weight is higher than 300% and 400%.    2 The exposure amount for equities in the banking book is based on the net position.

p

UBS Group AG consolidated

Section 4  Counterparty credit risk

Introduction

Semi-annual I This section provides information about the exposures subject to the Basel III counterparty credit risk (CCR) framework. CCR arises from over-the-counter (OTC) and exchange-traded derivatives (ETDs), securities financing transactions (SFTs), and long settlement transactions. Within traded products, we determine the regulatory credit exposure on the majority of our derivatives portfolio by applying the effective expected positive exposure (EEPE) and stressed expected positive exposure (SEPE) as defined in the Basel III framework. For the rest of the portfolio, we apply the standardized approach for counterparty credit risk (SA-CCR). For the majority of SFTs (securities borrowing, securities lending, margin lending, repurchase agreements and reverse repurchase agreements), we determine the regulatory credit exposure using the close-out period (COP) approach. p

Counterparty credit exposure

Semi-annual I The CCR1 table below presents the methods used to calculate counterparty credit risk exposure.

Compared with 31 December 2020, exposure at default (EAD) post-credit risk mitigation (CRM) related to the internal model method (IMM) decreased by USD 2.1 billion to USD 47.0 billion, primarily due to lower levels of client activity in the Investment Bank and mark-to-market movements in Non-core and Legacy Portfolio. EAD post-CRM related to the VaR approach decreased by USD 6.2 billion to USD 42.6 billion, primarily in the Investment Bank’s Financing business, due to lower levels of client activity, and in Group Treasury, mainly due to collateral optimization. p

Semi-annual |

CCR1: Analysis of counterparty credit risk (CCR) exposure by approach
USD million, except where indicated		Replacement cost	Potential future exposure	EEPE	Alpha used for computing regulatory EAD	EAD post-CRM	RWA

30.6.21
1	SA-CCR (for derivatives)	4,420	6,321		1.4	15,039	5,223
2	Internal model method (for derivatives)			29,364	1.6	46,983	17,011
3	Simple approach for credit risk mitigation (for SFTs)
4	Comprehensive approach for credit risk mitigation (for SFTs)					23,906	6,471
5	VaR (for SFTs)					42,604	7,724
6	Total					128,532	36,429

31.12.20
1	SA-CCR (for derivatives)	5,090	5,383		1.4	14,663	4,353
2	Internal model method (for derivatives)			30,672	1.6	49,075	19,179
3	Simple approach for credit risk mitigation (for SFTs)
4	Comprehensive approach for credit risk mitigation (for SFTs)					23,464	6,544
5	VaR (for SFTs)					48,834	8,226
6	Total					136,036	38,301

p

Semi-annual | The CCR2 table below presents the credit valuation adjustment (CVA) capital charge with a breakdown by standardized and advanced approaches. In addition to the default risk capital requirements for CCR on derivatives, we are required to add a CVA capital charge to cover the risk of mark-to-market losses associated with the deterioration of counterparty credit quality. The advanced CVA value-at-risk (VaR) approach has been used to calculate the CVA capital charge where we use the IMM. Where this is not the case, the standardized CVA approach has been used.

Compared with 31 December 2020, the CVA risk-weighted assets (RWA) increased by USD 1.0 billion to USD 3.9 billion, primarily due to a methodology change related to CVA risk for derivative exposure with Lombard clients. p

Semi-annual |

CCR2: Credit valuation adjustment (CVA) capital charge
		30.6.21		31.12.20
USD million		EAD post-CRM	RWA	EAD post-CRM	RWA
	Total portfolios subject to the advanced CVA capital charge	45,791	1,182	48,453	1,358
1	(i) VaR component (including the 3× multiplier)		277		371
2	(ii) Stressed VaR component (including the 3× multiplier)		905		987
3	All portfolios subject to the standardized CVA capital charge	14,733	2,756	5,470	1,586
4	Total subject to the CVA capital charge	60,525	3,938	53,923	2,945

p

Semi-annual | The CCR3 table below provides information about our CCR exposures under the standardized approach. Compared with 31 December 2020, the total CCR exposures decreased by USD 0.5 billion to USD 5.8 billion, primarily due to lower margin lending exposures in the Investment Bank. p

Semi-annual |

CCR3: Standardized approach – CCR exposures by regulatory portfolio and risk weights
USD million
Risk weight		0%	10%	20%	50%	75%	100%	150%	Others	Total credit exposure

	Regulatory portfolio as of 30.6.21
1	Central governments and central banks
2	Banks and securities dealers			218	48		2			268
3	Public-sector entities and multi-lateral development banks			131	99		0			230
4	Corporates			27	116	3,136	1,775			5,054
5	Retail			0		91	164			255
6	Equity
7	Other assets
8	Total			376	263	3,227	1,941			5,807

	Regulatory portfolio as of 31.12.20
1	Central governments and central banks									0
2	Banks and securities dealers			48	111		0			159
3	Public-sector entities and multi-lateral development banks			139	135		0			274
4	Corporates			77	123	3,712	1,758	2		5,672
5	Retail			0		3	179			182
6	Equity
7	Other assets
8	Total			263	369	3,715	1,938	2		6,287

p

UBS Group AG consolidated

Semi-annual | The CCR4 table below and on the following pages provides a breakdown of the key parameters used for the calculation of capital requirements under the advanced internal ratings-based (A-IRB) approach across Swiss Financial Market Supervisory Authority (FINMA)-defined asset classes. Compared with 31 December 2020, EAD post-CRM decreased by USD 7.0 billion, to USD 122.7 billion across the various asset classes, resulting in an overall RWA decrease of USD 1.5 billion to USD 31.9 billion.

In the Central governments and central banks asset class, EAD post-CRM decreased by USD 4.8 billion to USD 10.7 billion and RWA decreased by USD 0.6 billion to USD 0.8 billion, mainly as a result of lower levels of activity in SFTs in the Investment Bank and Group Functions.

In the Banks and securities dealers asset class, EAD post-CRM decreased by USD 3.3 billion to USD 24.4 billion and RWA decreased by USD 1.2 billion to USD 6.3 billion, primarily driven by lower levels of activity, mainly in SFTs and, to a lesser extent, in derivatives in the Investment Bank and Group Functions.

In the Public-sector entities and multi-lateral development banks asset class, EAD post-CRM decreased by USD 0.8 billion to USD 1.0 billion, mainly due to mark-to-market movements in interest rate swap derivatives in Non-core and Legacy Portfolio.

In the Corporates: including specialized lending asset class, EAD post-CRM increased by USD 1.7 billion to USD 77.8 billion and RWA increased by USD 0.5 billion to USD 23.9 billion, due to exposure increases in SFTs and foreign exchange derivatives, as a result of increased levels of client activity, mainly in the Investment Bank.

Information about RWA, including details of movements in CCR RWA, is provided on pages 8–11 of our 31 March 2021 Pillar 3 report, available under “Pillar 3 disclosures” at ubs.com/investors, and  on page 30 of this report. p

Semi-annual |

CCR4: IRB – CCR exposures by portfolio and PD scale
USD million, except where indicated	EAD post-CRM	Average PD in %	Number of obligors (in thousands)	Average LGD in %	Average maturity in years[1]	RWA	RWA density in %

Central governments and central banks as of 30.6.21
0.00 to <0.15	10,385	0.0	0.1	39.3	0.6	599	5.8
0.15 to <0.25	111	0.2	<0.1	40.9	0.7	30	26.8
0.25 to <0.50	225	0.3	<0.1	93.8	0.7	210	93.4
0.50 to <0.75	0	0.7	<0.1	100.0	1.0	1	146.2
0.75 to <2.50	4	1.3	<0.1	70.0	1.0	6	136.6
2.50 to <10.00
10.00 to <100.00
100.00 (default)
Subtotal	10,726	0.0	0.1	40.5	0.6	846	7.9

Central governments and central banks as of 31.12.20
0.00 to <0.15	14,751	0.0	0.1	38.6	0.5	787	5.3
0.15 to <0.25	199	0.2	<0.1	38.2	0.9	53	26.4
0.25 to <0.50	494	0.3	<0.1	96.3	0.9	469	94.9
0.50 to <0.75	128	0.7	<0.1	99.6	1.0	186	145.7
0.75 to <2.50
2.50 to <10.00	0	2.6	<0.1	75.0	1.0	0	228.3
10.00 to <100.00
100.00 (default)
Subtotal	15,572	0.0	0.1	40.9	0.5	1,495	9.6

Banks and securities dealers as of 30.6.21
0.00 to <0.15	17,595	0.1	0.4	50.0	0.6	2,948	16.8
0.15 to <0.25	4,192	0.2	0.2	51.6	0.7	1,553	37.1
0.25 to <0.50	1,482	0.4	0.2	52.6	0.6	695	46.9
0.50 to <0.75	399	0.6	<0.1	59.5	0.7	350	87.7
0.75 to <2.50	695	1.3	0.1	47.2	0.7	676	97.3
2.50 to <10.00	20	3.1	<0.1	70.7	1.0	41	208.5
10.00 to <100.00	3	22.0	<0.1	45.0	1.0	8	241.3
100.00 (default)
Subtotal	24,387	0.2	1.0	50.5	0.6	6,272	25.7

Banks and securities dealers as of 31.12.20
0.00 to <0.15	18,474	0.1	0.4	50.0	0.6	3,150	17.1
0.15 to <0.25	5,913	0.2	0.2	49.7	0.5	1,964	33.2
0.25 to <0.50	1,894	0.4	0.2	48.5	0.7	904	47.7
0.50 to <0.75	633	0.7	<0.1	60.4	0.6	582	91.9
0.75 to <2.50	738	1.3	0.1	52.4	1.0	827	112.1
2.50 to <10.00	29	3.9	<0.1	77.8	1.0	67	231.7
10.00 to <100.00	0	22.0	<0.1	45.0	1.0	0	241.8
100.00 (default)
Subtotal	27,681	0.2	1.0	50.1	0.6	7,494	27.1

CCR4: IRB – CCR exposures by portfolio and PD scale (continued)
USD million, except where indicated	EAD post-CRM	Average PD in %	Number of obligors (in thousands)	Average LGD in %	Average maturity in years[1]	RWA	RWA density in %

Public-sector entities and multi-lateral development banks as of 30.6.21
0.00 to <0.15	736	0.0	<0.1	40.2	0.6	31	4.2
0.15 to <0.25	292	0.2	<0.1	55.8	1.3	100	34.3
0.25 to <0.50	0	0.4	<0.1	100.0	1.1	0	84.4
0.50 to <0.75
0.75 to <2.50	0	1.0	<0.1	34.9	1.0	0	60.2
2.50 to <10.00
10.00 to <100.00
100.00 (default)
Subtotal	1,029	0.1	<0.1	44.7	0.8	131	12.7

Public-sector entities and multi-lateral development banks as of 31.12.20
0.00 to <0.15	1,308	0.0	<0.1	41.0	0.7	129	9.9
0.15 to <0.25	470	0.2	<0.1	42.1	1.3	111	23.7
0.25 to <0.50
0.50 to <0.75	0	0.6	<0.1	100.0	1.4	0	121.3
0.75 to <2.50
2.50 to <10.00
10.00 to <100.00
100.00 (default)	26	100.0	<0.1		2.9	27	103.0
Subtotal	1,805	1.5	<0.1	40.7	0.9	268	14.8

Corporates: including specialized lending as of 30.6.21[2]
0.00 to <0.15	52,198	0.0	11.3	34.4	0.5	6,427	12.3
0.15 to <0.25	9,975	0.2	2.0	50.8	0.6	5,438	54.5
0.25 to <0.50	3,088	0.3	0.7	71.8	0.6	3,669	118.8
0.50 to <0.75	2,753	0.6	0.7	32.0	0.5	1,836	66.7
0.75 to <2.50	7,951	1.2	1.2	22.8	0.4	5,062	63.7
2.50 to <10.00	1,847	2.9	0.1	17.3	0.4	1,403	75.9
10.00 to <100.00	9	13.0	<0.1	30.0	1.0	13	137.8
100.00 (default)	22	100.0	<0.1		2.6	23	102.6
Subtotal	77,843	0.3	16.1	36.3	0.5	23,870	30.7

Corporates: including specialized lending as of 31.12.20[2]
0.00 to <0.15	52,552	0.0	10.8	34.5	0.5	6,653	12.7
0.15 to <0.25	8,375	0.2	1.9	54.9	0.7	4,992	59.6
0.25 to <0.50	3,074	0.3	0.7	70.1	0.7	3,539	115.1
0.50 to <0.75	2,579	0.6	0.6	32.7	0.6	1,846	71.6
0.75 to <2.50	7,392	1.2	1.1	22.6	0.4	4,719	63.8
2.50 to <10.00	2,171	3.1	0.1	15.9	0.3	1,609	74.1
10.00 to <100.00	3	13.0	<0.1	20.0	1.0	5	147.0
100.00 (default)	0	100.0	<0.1		1.0	0	106.0
Subtotal	76,146	0.3	15.4	36.5	0.5	23,363	30.7

UBS Group AG consolidated

CCR4: IRB – CCR exposures by portfolio and PD scale (continued)
USD million, except where indicated	EAD post-CRM	Average PD in %	Number of obligors (in thousands)	Average LGD in %	Average maturity in years[1]	RWA	RWA density in %

Retail: other retail as of 30.6.21
0.00 to <0.15	7,509	0.0	13.4	28.6		326	4.3
0.15 to <0.25	131	0.2	0.1	26.3		18	13.7
0.25 to <0.50	215	0.4	0.1	33.8		57	26.4
0.50 to <0.75	101	0.6	<0.1	30.7		35	35.1
0.75 to <2.50	761	1.0	9.6	29.4		302	39.7
2.50 to <10.00	18	3.5	<0.1	32.0		9	49.1
10.00 to <100.00	7	20.4	<0.1	24.4		4	62.5
100.00 (default)
Subtotal	8,741	0.2	23.4	28.8		751	8.6

Retail: other retail as of 31.12.20
0.00 to <0.15	7,157	0.0	12.7	29.8		306	4.3
0.15 to <0.25	74	0.2	0.1	28.1		9	11.5
0.25 to <0.50	189	0.3	0.1	32.8		46	24.5
0.50 to <0.75	175	0.6	<0.1	30.5		53	30.1
0.75 to <2.50	915	1.0	9.5	31.3		293	32.1
2.50 to <10.00	32	3.9	<0.1	29.8		15	46.4
10.00 to <100.00	3	14.4	<0.1	27.9		2	56.9
100.00 (default)
Subtotal	8,546	0.2	22.7	30.1		724	8.5

Total 30.6.21	122,726	0.2	40.7	39.0	0.6[3]	31,870	26.0
Total 31.12.20	129,750	0.2	38.3	39.6	0.6[3]	33,344	25.7

1 Average maturity for defaulted exposures disclosed in the table is not used to calculate RWA.    2 Includes exposures to managed funds.    3 Retail asset classes are excluded from the average maturity as they are not subject to maturity treatment.

 p

Semi-annual | The CCR5 table below presents a breakdown of collateral posted or received relating to counterparty credit risk exposures from derivative transactions or SFTs.

Compared with 31 December 2020, the fair value of collateral received for derivatives decreased by USD 3.4 billion to USD 66.9 billion, mainly due to lower collateral received on OTC derivatives in the Investment Bank as a result of lower levels of client activity. The fair value of posted collateral for derivatives decreased by USD 2.4 billion to USD 53.3 billion, mainly driven by a reduction in the Investment Bank based on a decrease in replacement values for foreign exchange and rates products during the first half of 2021.

The fair value of collateral received for SFTs increased by USD 12.8 billion to USD 681.5 billion, primarily reflecting higher collateral related to equity securities in the Investment Bank in line with equity market increases in the first half of 2021, partly offset by a balance sheet decrease related to sovereign debt collateral in Group Treasury. The fair value of posted collateral for SFTs increased by USD 2.7 billion to USD 490.0 billion, mainly driven by the Investment Bank, mainly due to higher collateral related to equity securities in line with equity market increases in the first half of 2021. This increase was also driven by higher cash collateral due to an increase in securities borrowing, partly offset by lower sovereign debt collateral in Group Treasury. p

Semi-annual |

CCR5: Composition of collateral for CCR exposure[1]
	Collateral used in derivative transactions						Collateral used in SFTs
	Fair value of collateral received			Fair value of posted collateral			Fair value of collateral received	Fair value of posted collateral
USD million	Segregated[2]	Unsegregated	Total	Segregated[3]	Unsegregated	Total

30.6.21
Cash – domestic currency[4]	2,467	17,176	19,643	2,199	12,682	14,881	29,508	68,723
Cash – other currencies[4]	0	22,208	22,208	1,416	13,522	14,939	9,029	41,972
Sovereign debt	6,550	10,112	16,663	8,702	7,445	16,147	230,904	153,432
Other debt securities	0	2,499	2,499	324	482	806	87,268	32,946
Equity securities	5,642	284	5,926	2,609	3,889	6,499	324,774	192,955
Total	14,659	52,280	66,939	15,251	38,021	53,272	681,483	490,027

31.12.20
Cash – domestic currency[4]	2,375	20,252	22,627	1,955	11,094	13,049	27,309	70,886
Cash – other currencies[4]		23,884	23,884	1,401	17,859	19,260	11,284	34,253
Sovereign debt	6,801	10,392	17,193	8,059	8,586	16,645	239,763	163,865
Other debt securities		2,317	2,317	503	524	1,027	81,959	33,238
Equity securities	4,241	31	4,271	2,604	3,077	5,681	308,349	185,050
Total	13,417	56,876	70,293	14,523	41,139	55,662	668,664	487,292

1 This table includes collateral received and posted with and without the right of rehypothecation, but excludes securities placed with central banks related to undrawn credit lines and for payment, clearing and settlement purposes for which there were no associated liabilities or contingent liabilities.    2 Includes collateral received in derivative transactions, primarily initial margins, that is placed with a third-party custodian and to which UBS has access only in the event of counterparty default.    3 Includes collateral posted to central counterparties, where we apply a 0% risk weight for trades that we have entered into on behalf of a client and where the client has signed a legally enforceable agreement stipulating that the default risk of that central counterparty is carried by the client.    4 Cash collateral received and posted for derivatives and SFTs are subject to netting recognized on the IFRS balance sheet.

p

Semi-annual | The CCR6 table below presents an overview of credit risk protection bought or sold through credit derivatives.

Compared with 31 December 2020, notionals for credit derivatives decreased by USD 11.7 billion to USD 84.8 billion for protection bought and by USD 13.4 billion to USD 74.4 billion for protection sold. This was primarily driven by single-name credit default swaps and index credit default swaps, mostly due to client-driven decreases in the Investment Bank’s Financing business, as well as compression activities and trade maturities in Group Treasury and the Investment Bank. p

Semi-annual |

CCR6: Credit derivatives exposures
	30.6.21		31.12.20
USD million	Protection bought	Protection sold	Protection bought	Protection sold
Notionals[1]
Single-name credit default swaps	35,552	38,593	42,073	46,350
Index credit default swaps	41,854	33,629	49,311	40,022
Total return swaps	2,842	922	3,128	1,344
Credit options	4,570	1,250	2,045	61
Total notionals	84,818	74,394	96,556	87,777
Fair values
Positive fair value (asset)	485	1,569	535	1,839
Negative fair value (liability)	1,840	563	2,256	682
1 Includes notional amounts for client-cleared transactions.

p

UBS Group AG consolidated

Counterparty credit risk risk-weighted assets

Quarterly | The CCR7 table below presents a flow statement explaining changes in counterparty credit risk RWA determined under the internal model method (IMM) for derivatives and the value-at-risk (VaR) approach for SFTs.

CCR RWA on derivatives under the IMM decreased by USD 2.1 billion to USD 17.2 billion during the second quarter of 2021, primarily due to asset size movements in the Investment Bank mainly as a result of lower client activity levels. CCR RWA on SFTs under the VaR approach increased by USD 0.6 billion to USD 7.9 billion during the second quarter of 2021, primarily driven by asset size movements due to higher levels of client activity.

For definitions of CCR RWA movement table components, refer to “Definitions of credit risk and counterparty credit risk RWA movement table components for CR8 and CCR7” on page 48 of our 31 December 2020 Pillar 3 report, available under “Pillar 3 disclosures” at ubs.com/investors. p

Quarterly |

CCR7: RWA flow statements of CCR exposures under internal model method (IMM) and value-at-risk (VaR)
		For the quarter ended 30.6.21			For the quarter ended 31.3.21
USD million		Derivatives	SFTs	Total	Derivatives	SFTs	Total
		Subject to IMM	Subject to VaR		Subject to IMM	Subject to VaR
1	RWA as of the beginning of the quarter	19,352	7,353	26,705	19,380	8,386	27,767
2	Asset size	(2,139)	752	(1,386)	911	(767)	144
3	Credit quality of counterparties	(73)	(69)	(141)	(338)	(37)	(376)
4	Model updates	17		17	(211)	(90)	(301)
5	Methodology and policy		(150)	(150)
5a	of which: regulatory add-ons		(150)	(150)
6	Acquisitions and disposals
7	Foreign exchange movements	74	23	97	(390)	(139)	(529)
8	Other
9	RWA as of the end of the quarter	17,232	7,909	25,141	19,352	7,353	26,705

p

Semi-annual | The CCR8 table below presents a breakdown of exposures to central counterparties and related RWA. Compared with 31 December 2020, exposures to qualifying central counterparties (QCCPs) increased by USD 2.2 billion to USD 56.7 billion, primarily due to exchange-traded derivatives in the Investment Bank and SFTs in Group Treasury. RWA relating to QCCPs increased by USD 0.3 billion to USD 1.8 billion and RWA relating to non-QCCPs increased by USD 0.3 billion to USD 0.9 billion, primarily due to higher default fund contributions. p

Semi-annual |

CCR8: Exposures to central counterparties
		30.6.21		31.12.20
USD million		EAD (post-CRM)	RWA	EAD (post-CRM)	RWA
1	Exposures to QCCPs (total)[1]	56,664	1,754	54,507	1,431
2	Exposures for trades at QCCPs (excluding initial margin and default fund contributions); of which	27,964	320	24,531	258
3	(i) OTC derivatives	2,465	45	1,614	29
4	(ii) Exchange-traded derivatives	18,557	137	17,126	113
5	(iii) Securities financing transactions	6,943	139	5,792	116
6	(iv) Netting sets where cross-product netting has been approved
7	Segregated initial margin
8	Non-segregated initial margin[2]	26,585	256	28,023	248
9	Pre-funded default fund contributions	2,115	1,177	1,953	925
10	Unfunded default fund contributions
11	Exposures to non-QCCPs (total)	645	874	478	622
12	Exposures for trades at non-QCCPs (excluding initial margin and default fund contributions); of which	199	199	143	143
13	(i) OTC derivatives	0	0	1	1
14	(ii) Exchange-traded derivatives	121	121	65	65
15	(iii) Securities financing transactions	78	78	77	77
16	(iv) Netting sets where cross-product netting has been approved
17	Segregated initial margin
18	Non-segregated initial margin[2]	426	426	322	322
19	Pre-funded default fund contributions	9	113	6	73
20	Unfunded default fund contributions	11	136	7	84

1 Qualifying central counterparties (QCCPs) are entities licensed by regulators to operate as CCPs.    2 Exposures associated with initial margin, where the exposures are measured under the IMM or the VaR approach, have been included within the exposures for trades (refer to line 2 for QCCPs and line 12 for non-QCCPs). The exposures for non-segregated initial margin (refer to line 8 for QCCPs and line 18 for non-QCCPs), i.e., not bankruptcy-remote in accordance with FINMA Circular 2017/7, reflect the replacement costs under SA-CCR multiplied by an alpha factor of 1.4. The RWA reflect the exposure multiplied by the applied risk weight of derivatives. Under SA-CCR, collateral posted to a segregated, bankruptcy-remote account does not increase the value of replacement costs.

p

UBS Group AG consolidated

Section 5  Securitizations

Introduction

Semi-annual | This section provides details of traditional and synthetic securitization exposures in the banking and trading book based on the Basel III securitization framework.

In a traditional securitization, a pool of exposures (e.g., loans, commitments, equity securities and other types of exposures) is transferred to structured entities that have been established to own the loan pool and to issue tranched securities to third-party investors referencing this pool of exposures. In a synthetic securitization, legal ownership of securitized pools of assets is typically retained but associated credit risk is transferred to structured entities, commonly through guarantees, credit derivatives or credit-linked notes. Hybrid structures with a mix of traditional and synthetic features are disclosed as synthetic securitizations.

We act in different roles in securitization transactions. As originator, we create or purchase financial assets, which are then securitized in traditional or synthetic securitization transactions, enabling us to transfer significant risk to third-party investors. As sponsor, we manage, provide financing for or advise on securitization programs. In line with the Basel III framework, sponsoring includes underwriting activities. In all other cases we act as an investor, by taking securitization positions. p

Securitization exposures in the banking and trading book

Semi-annual | The ”Securitization exposures in the banking and trading book and associated regulatory capital requirements” table outlines the carrying values on the balance sheet in the banking and trading books as of 30 June 2021 and 31 December 2020, respectively. The table also shows the market risk RWA from securitization and the capital charge after application of the revised securitization framework caps. The semi-annual securitization disclosures (SEC1 – SEC4) have been condensed into the above-mentioned form based on materiality. Refer to our 31 December 2020 Pillar 3 report, available under “Pillar 3 disclosures” at ubs.com/investors, for more information. p

Development of securitization exposures in the first half of 2021

Semi-annual | Compared with 31 December 2020, securitization exposures in the banking book increased by USD 438 million, primarily due to a wholesale investment. Securitization exposures in the trading book increased by USD 28 million, mainly related to secondary trading in commercial mortgage-backed securities in the Investment Bank. p

Semi-annual |

Securitization exposures in the banking and trading book and associated regulatory capital requirements
USD million	Carrying Value	RWA	Total Capital Charge after cap

30.6.21
Asset Classes – Banking Book[1]
Retail	35	248	20
Wholesale	550	130	10
Re-securitization	0	0	0
Total Banking Book	586	379	30
of which: UBS acts as investor	552	148	12
of which: UBS acts as originator and / or sponsor	34	230	18
Asset Classes – Trading Book
Retail	12	133	11
Wholesale	259	555	44
Re-securitization	14	38	3
Total Trading Book	285	726	58
Total	870	1,104	88

31.12.20
Asset Classes – Banking Book[1]
Retail	36	246	20
Wholesale	112	68	5
Re-securitization	0	0	0
Total Banking Book	148	314	25
of which: UBS acts as investor	113	74	6
of which: UBS acts as originator and / or sponsor	35	241	19
Asset Classes – Trading Book
Retail	18	163	13
Wholesale	224	270	22
Re-securitization	14	23	2
Total Trading Book	257	456	37
Total	405	771	62
1 Of the securitization exposures in the banking book, 94% carried a risk weighting of up to 100% as of 30 June 2021 (31 December 2020: 76%).

p

UBS Group AG consolidated

Section 6  Market risk

Overview

Semi-annual | The amount of capital required to underpin market risk in the regulatory trading book is calculated using a variety of methods approved by the Swiss Financial Market Supervisory Authority (FINMA). The components contributing to market risk risk-weighted assets (RWA) are value-at-risk (VaR), stressed value-at-risk (SVaR), an add-on for risks that are potentially not fully modeled in VaR (risks not in VaR, or RniV), the incremental risk charge (IRC) and the securitization framework for securitization positions in the trading book. Refer to pages 74–75, 82 and 84–86 of our 31 December 2020 Pillar 3 report, available under “Pillar 3 disclosures” at ubs.com/investors, for more information about each of these components. p

Market risk risk-weighted assets

Market risk RWA development in the second quarter of 2021

Quarterly | The three main components that contribute to market risk RWA are VaR, SVaR and IRC. The VaR and SVaR components include the RWA charge for RniV.

The MR2 table below provides a breakdown of the movement in market risk RWA in the second quarter of 2021 under an internal models approach across those components, pursuant to the movement categories defined by the Basel Committee on Banking Supervision (the BCBS). These categories are described on page 78 of our 31 December 2020 Pillar 3 report, available under “Pillar 3 disclosures” at ubs.com/investors.

Market risk RWA under an internal models approach decreased by USD 2.7 billion to USD 7.1 billion in the second quarter of 2021, driven primarily by lower average value-at-risk (VaR) levels in the Investment Bank’s Global Markets business.

The VaR multiplier remained unchanged compared with the prior quarter, at 3.0. p

Quarterly |

MR2: RWA flow statements of market risk exposures under an internal models approach[1]
USD million		VaR	Stressed VaR	IRC	CRM	Other	Total RWA
1	RWA as of 31.12.20	2,170	7,257	1,958			11,385
1a	Regulatory adjustment	(1,332)	(4,034)				(5,366)
1b	RWA at previous quarter-end (end of day)	838	3,223	1,958			6,019
2	Movement in risk levels	2,033	(1,950)	102			185
3	Model updates / changes	(102)	98				(4)
4	Methodology and policy
5	Acquisitions and disposals
6	Foreign exchange movements
7	Other	(77)	(21)				(98)
8a	RWA at the end of the reporting period (end of day)	2,692	1,350	2,060			6,102
8b	Regulatory adjustment		3,664				3,664
8c	RWA as of 31.3.21	2,692	5,014	2,060			9,766
1	RWA as of 31.3.21	2,692	5,014	2,060			9,766
1a	Regulatory adjustment		(3,664)				(3,664)
1b	RWA at previous quarter-end (end of day)	2,692	1,350	2,060			6,102
2	Movement in risk levels	(2,380)	226	(6)			(2,160)
3	Model updates / changes		(19)	157			137
4	Methodology and policy
5	Acquisitions and disposals
6	Foreign exchange movements
7	Other	(3)	1				(2)
8a	RWA at the end of the reporting period (end of day)	309	1,558	2,211			4,078
8b	Regulatory adjustment	727	2,288				3,015
8c	RWA as of 30.6.21	1,036	3,846	2,211			7,093
1 Components that describe movements in RWA are presented in italics.

p

Securitization positions in the trading book

Semi-annual | Our exposure to securitization positions in the trading book includes exposures arising from secondary trading in commercial mortgage-backed securities in the Investment Bank, and limited positions in Non-core and Legacy Portfolio within Group Functions that we continue to wind down.

Securitization exposures in the trading book is the only relevant disclosure component of market risk under the standardized approach. Our market risk RWA from securitization exposures in the trading book increased from USD 456 million as of 31 December 2020 to USD 726 million as of 30 June 2021. p

›   Refer to the “Securitizations” section of this report for more information about the securitization exposures in the trading book

Regulatory calculation of market risk

Semi-annual | The MR3 table below shows minimum, maximum, average and period-end regulatory VaR, SVaR, the IRC and the comprehensive risk capital charge. Since the second quarter of 2019, we have not held eligible correlation trading positions. During the first half of 2021, 10-day 99% regulatory VaR and SVaR decreased, driven by less volatile markets observed during the period affecting the Investment Bank’s Global Markets business, as well as from the credit and equity trading business. p

Semi-annual |

MR3: IMA values for trading portfolios
		For the six-month period ended 30.6.21	For the six-month period ended 31.12.20
USD million
	VaR (10-day 99%)
1	Maximum value	124	76
2	Average value	26	34
3	Minimum value	3	15
4	Period end	14	37
	Stressed VaR (10-day 99%)
5	Maximum value	211	190
6	Average value	71	88
7	Minimum value	28	39
8	Period end	68	138
	Incremental risk charge (99.9%)
9	Maximum value	191	158
10	Average value	143	126
11	Minimum value	92	100
12	Period end	177	157
	Comprehensive risk capital charge (99.9%)
13	Maximum value
14	Average value
15	Minimum value
16	Period end
17	Floor (standardized measurement method)

p

UBS Group AG consolidated

MR4: Comparison of VaR estimates with gains / losses

Semi-annual | VaR backtesting is a performance measurement process in which the 1-day VaR prediction is compared with the realized 1-day profit or loss (P&L). We compute backtesting VaR using a 99% confidence level and 1-day holding period for the population included within regulatory VaR. Since 99% VaR at UBS is defined as a risk measure that operates on the lower tail of the P&L distribution, 99% backtesting VaR is a negative number. Backtesting revenues exclude non-trading revenues, such as valuation reserves, fees and commissions, and revenues from intraday trading, so as to provide a like-for-like comparison. A backtesting exception occurs when backtesting revenues are lower than the previous day’s backtesting VaR.

Statistically, given the confidence level of 99%, two or three backtesting exceptions per year can be expected. More than four exceptions could indicate that the VaR model is not performing appropriately, as could too few exceptions over a prolonged period of time. However, as noted under “VaR limitations” in the “Risk management and control” section of our Annual Report 2020, a sudden increase or decrease in market volatility relative to the five-year window could lead to a higher or lower number of exceptions, respectively. Accordingly, Group-level backtesting exceptions are investigated, as are exceptional positive backtesting revenues, with results being reported to senior business management, the Group Chief Risk Officer and the Group Chief Market & Treasury Risk Officer. Backtesting exceptions are also reported to internal and external auditors and to the relevant regulators.

The “Group: development of regulatory backtesting revenues and actual trading revenues against backtesting VaR” chart below shows the six-month development of backtesting VaR against the Group’s backtesting revenues and actual trading revenues for the first half of 2021. The chart shows both the 99% and the 1% backtesting VaR. The asymmetry between the negative and positive tails is a result of the long gamma risk profile that has been run historically in the Investment Bank.

The actual trading revenues include, in addition to backtesting revenues, intraday revenues.

There were three new Group VaR negative backtesting exceptions in the first half of 2021 and no further backtesting exceptions within the most recent 250-business-day window. The total number of backtesting exceptions within the most recent 250-business-day window remained at 3. The FINMA VaR multiplier derived from backtesting exceptions for market risk RWA therefore remained unchanged at 3.0 throughout the first half of 2021. p

Semi-annual |

  p

Section 7  Going and gone concern requirements and eligible capital

Quarterly | The table below provides details of the Swiss systemically relevant bank (SRB) going and gone concern capital requirements as required by the Swiss Financial Market Supervisory Authority (FINMA). More information about capital management is provided on pages 35–44 in the “Capital management” section of our second quarter 2021 report, available under ”Quarterly reporting” at ubs.com/investors. p

Quarterly |

Swiss SRB going and gone concern requirements and information
As of 30.6.21	RWA		LRD
USD million, except where indicated	in %		in %
Required going concern capital
Total going concern capital	13.96[1]	40,943	4.88[1]	50,697
Common equity tier 1 capital	9.66	28,332	3.38[2]	35,098
of which: minimum capital	4.50	13,197	1.50	15,599
of which: buffer capital	5.14	15,074	1.88	19,499
of which: countercyclical buffer	0.02	61
Maximum additional tier 1 capital	4.30	12,611	1.50	15,599
of which: additional tier 1 capital	3.50	10,265	1.50	15,599
of which: additional tier 1 buffer capital	0.80	2,346

Eligible going concern capital
Total going concern capital	20.18	59,188	5.69	59,188
Common equity tier 1 capital	14.52	42,583	4.09	42,583
Total loss-absorbing additional tier 1 capital	5.66	16,605	1.60	16,605
of which: high-trigger loss-absorbing additional tier 1 capital [3]	4.81	14,096	1.36	14,096
of which: low-trigger loss-absorbing additional tier 1 capital	0.86	2,509	0.24	2,509

Required gone concern capital
Total gone concern loss-absorbing capacity[4]	10.60	31,101	3.76	39,092
of which: base requirement[5]	12.86	37,715	4.50	46,797
of which: additional requirement for market share and LRD	1.08	3,167	0.38	3,900
of which: applicable reduction on requirements	(3.34)	(9,782)	(1.12)	(11,605)
of which: rebate granted (equivalent to 47.5% of maximum rebate)[6]	(2.54)	(7,439)	(0.89)	(9,262)
of which: reduction for usage of low-trigger tier 2 capital instruments	(0.80)	(2,343)	(0.23)	(2,343)

Eligible gone concern capital
Total gone concern loss-absorbing capacity	15.38	45,110	4.34	45,110
Total tier 2 capital	1.78	5,232	0.50	5,232
of which: low-trigger loss-absorbing tier 2 capital	1.60	4,686	0.45	4,686
of which: non-Basel III-compliant tier 2 capital	0.19	547	0.05	547
TLAC-eligible senior unsecured debt	13.60	39,878	3.83	39,878

Total loss-absorbing capacity
Required total loss-absorbing capacity	24.57	72,044	8.63	89,789
Eligible total loss-absorbing capacity	35.56	104,298	10.03	104,298

Risk-weighted assets / leverage ratio denominator
Risk-weighted assets		293,277
Leverage ratio denominator				1,039,939

1 Includes applicable add-ons of 1.08% for RWA and 0.375% for LRD.    2 Our minimum CET1 leverage ratio requirement of 3.375% consists of a 1.5% base requirement, a 1.5% base buffer capital requirement, a 0.25% LRD add-on requirement and a 0.125% market share add-on requirement based on our Swiss credit business.    3 Includes outstanding low-trigger loss-absorbing additional tier 1 (AT1) capital instruments, which are available under the Swiss SRB framework to meet the going concern requirements until their first call date. As of their first call date, these instruments are eligible to meet the gone concern requirements.    4 A maximum of 25% of the gone concern requirements can be met with instruments that have a remaining maturity of between one and two years. Once at least 75% of the minimum gone concern requirement has been met with instruments that have a remaining maturity of greater than two years, all instruments that have a remaining maturity of between one and two years remain eligible to be included in the total gone concern capital.    5 The gone concern requirement after the application of the rebate for resolvability measures and the reduction for the use of higher quality capital instruments is floored at 8.6% and 3% for the RWA- and LRD-based requirements, respectively. This means that the combined reduction may not exceed 5.34 percentage points for the RWA-based requirement of 13.94% and 1.875 percentage points for the LRD-based requirement of 4.875%.    6 Based on the actions we completed by December 2020 to improve resolvability, FINMA granted an increase of rebate on the gone concern requirement from 47.5% to 55.0% of the maximum rebate, effective from 1 July 2021.

p

UBS Group AG consolidated

Explanation of the differences between the IFRS and regulatory scopes of consolidation

The scope of consolidation for the purpose of calculating Group regulatory capital is generally the same as the consolidation scope under IFRS and includes subsidiaries that are directly or indirectly controlled by UBS Group AG and are active in banking and finance. However, subsidiaries consolidated under IFRS whose business is outside the banking and finance sector are excluded from the regulatory scope of consolidation. Subject to the regulatory auditor’s consent, a subsidiary fully consolidated under IFRS may be proportionately consolidated under the regulatory scope of consolidation on an exceptional basis provided that (i) the bank’s obligation to support the company subject to consolidation is limited to the bank’s own holding quota and (ii) the remaining shareholders or partners are obliged to provide support in proportion to their holding quota and are legally and financially able to fulfil their obligations. The key difference between the IFRS and regulatory scope of consolidation as of 30 June 2021 relates to investments in insurance, real estate and commercial companies, as well as investment vehicles, that are consolidated under IFRS but either proportionately consolidated or not consolidated for regulatory capital purposes, where they are subject to risk-weighting.

The table below provides a list of the most significant entities that were included in the IFRS scope of consolidation but not in the regulatory scope of consolidation. These entities account for most of the difference between the “Balance sheet in accordance with IFRS scope of consolidation” and the “Balance sheet in accordance with regulatory scope of consolidation” columns in the CC2 table. Such difference is mainly related to financial assets at fair value not held for trading and other financial liabilities designated at fair value. As of 30 June 2021, entities consolidated under either IFRS or the regulatory scope of consolidation did not report any significant capital deficiencies.

In the banking book, certain equity investments are not consolidated under either the IFRS or under the regulatory scope. As of 30 June 2021, these investments mainly consisted of infrastructure holdings and joint operations (e.g., settlement and clearing institutions, and stock and financial futures exchanges) and included our participation in SIX Group. These investments are risk-weighted based on applicable threshold rules.

More information about the legal structure of UBS Group and the IFRS scope of consolidation is provided on pages 14 and 288, respectively, of our Annual Report 2020, available under “Annual reporting” at ubs.com/investors.

Main legal entities consolidated under IFRS but not included in the regulatory scope of consolidation
	30.6.21
USD million	Total assets[1]	Total equity[1]	Purpose
UBS Asset Management Life Ltd	22,262	44	Life insurance
UBS Life Insurance Company USA	143	43	Life insurance
1 Total assets and total equity on a standalone basis.

Semi-annual | The CCyB1 table below provides details of the underlying exposures and risk-weighted assets (RWA) used in the computation of the countercyclical capital buffer (CCyB) requirement applicable to UBS Group AG consolidated. Further information about the methodology of geographical allocation used is provided on page 133 of our Annual Report 2020, available under ”Annual reporting” at ubs.com/investors.

The CCyB for Luxembourg was increased from 0.25% to 0.50%, effective from 1 January 2021. p

Semi-annual |

CCyB1: Geographical distribution of credit exposures used in the countercyclical capital buffer
USD million, except where indicated	30.6.21
Geographical breakdown	Countercyclical capital buffer rate, %	Exposure values and / or risk-weighted assets used in the computation of the countercyclical capital buffer		Bank-specific countercyclical capital buffer rate, %	Countercyclical amount
		Exposure values[1]	Risk-weighted assets
Hong Kong	1.00	8,949	2,127
Luxembourg	0.50[2]	22,100	3,720
Sum		31,049	5,847
Total		655,856	193,107	0.02	61

1 Includes private sector exposures in the countries that are Basel Committee on Banking Supervision member jurisdictions under categories “Credit risk,” “Counterparty credit risk,” “Equity positions in the banking book,” “Settlement risk,” “Securitization exposures in the banking book” and “Amounts below thresholds for deduction.”    2 The CCyB for Luxembourg was increased from 0.25% to 0.50%, effective from 1 January 2021.

p

UBS Group AG consolidated

Semi-annual | The CC2 table below and on the following page provides a reconciliation of the IFRS balance sheet to the balance sheet according to the regulatory scope of consolidation as defined by the Basel Committee on Banking Supervision (the BCBS) and FINMA. Lines in the balance sheet under the regulatory scope of consolidation are expanded and referenced where relevant to display all components that are used in the “CC1: Composition of regulatory capital” table. Refer to the “Main legal entities consolidated under IFRS but not included in the regulatory scope of consolidation” table in this section for more information about the most significant entities consolidated under IFRS but not included in the regulatory scope of consolidation. p

Semi-annual |

CC2: Reconciliation of accounting balance sheet to balance sheet under the regulatory scope of consolidation
As of 30.6.21	Balance sheet in accordance with IFRS scope of consolidation	Effect of deconsolidated entities for regulatory consolidation	Effect of additional consolidated entities for regulatory consolidation	Balance sheet in accordance with regulatory scope of consolidation	References[1]
USD million
Assets
Cash and balances at central banks	160,672	0		160,672
Loans and advances to banks	16,500	(189)		16,311
Receivables from securities financing transactions	83,494			83,494
Cash collateral receivables on derivative instruments	29,785			29,785
Loans and advances to customers	390,126	39		390,165
Other financial assets measured at amortized cost	27,143	(221)		26,923
Total financial assets measured at amortized cost	707,720	(371)		707,350
Financial assets at fair value held for trading	122,482	47		122,529
of which: assets pledged as collateral that may be sold or repledged by counterparties	44,333			44,333
Derivative financial instruments	121,622	11		121,633
Brokerage receivables	23,010			23,010
Financial assets at fair value not held for trading	65,393	(21,994)		43,399
Total financial assets measured at fair value through profit or loss	332,507	(21,936)		310,571
Financial assets measured at fair value through other comprehensive income	7,775			7,775
Investments in associates	1,198	96		1,294
of which: goodwill	23			23	4
Property, equipment and software	12,895	(42)		12,852
Goodwill and intangible assets	6,452	(80)		6,372
of which: goodwill	6,168			6,168	4
of which: intangible assets	284	(80)		204	5
Deferred tax assets	8,988	(7)		8,981
of which: deferred tax assets recognized for tax loss carry-forwards	5,000	(7)		4,993	6
of which: deferred tax assets on temporary differences	3,989	0		3,988	10
Other non-financial assets	8,982	(4)		8,979
of which: net defined benefit pension and other post-employment assets	144			144	8
Total assets	1,086,519	(22,344)		1,064,175

CC2: Reconciliation of accounting balance sheet to balance sheet under the regulatory scope of consolidation (continued)

As of 30.6.21	Balance sheet in accordance with IFRS scope of consolidation	Effect of deconsolidated entities for regulatory consolidation	Effect of additional consolidated entities for regulatory consolidation	Balance sheet in accordance with regulatory scope of consolidation	References[1]
USD million
Liabilities
Amounts due to banks	14,615			14,615
Payables from securities financing transactions	5,972			5,972
Cash collateral payables on derivative instruments	32,193			32,193
Customer deposits	513,290	20		513,310
Debt issued measured at amortized cost	139,911	0		139,910
of which: amount eligible for high-trigger loss-absorbing additional tier 1 capital	12,330			12,330	9
of which: amount eligible for low-trigger loss-absorbing additional tier 1 capital	2,509			2,509	9
of which: amount eligible for low-trigger loss-absorbing tier 2 capital	4,686			4,686	11
of which: amount eligible for capital instruments subject to phase-out from tier 2 capital	479			479	12
Other financial liabilities measured at amortized cost	10,189	(100)		10,089
Total financial liabilities measured at amortized cost	716,169	(81)		716,089
Financial liabilities at fair value held for trading	33,348			33,348
Derivative financial instruments	121,686	11		121,697
Brokerage payables designated at fair value	39,129			39,129
Debt issued designated at fair value	75,065	47		75,112
Other financial liabilities designated at fair value	30,642	(22,217)		8,425
Total financial liabilities measured at fair value through profit or loss	299,869	(22,160)		277,709
Provisions	2,855	(1)		2,854
Other non-financial liabilities	8,576	(1)		8,575
of which: amount eligible for high-trigger loss-absorbing capital (Deferred Contingent Capital Plan (DCCP))[2]	1,335			1,335	9
of which: deferred tax liabilities related to goodwill	307			307	4
of which: deferred tax liabilities related to other intangible assets	4			4	5
Total liabilities	1,027,469	(22,242)		1,005,227
Equity
Share capital	322			322	1
Share premium	15,531			15,531	1
Treasury shares	(3,322)			(3,322)	3
Retained earnings	40,143	(29)		40,114	2
Other comprehensive income recognized directly in equity, net of tax	6,091	14		6,105	3
of which: unrealized gains / (losses) from cash flow hedges	1,365			1,365	7
Equity attributable to shareholders	58,765	(15)		58,751
Equity attributable to non-controlling interests	284	(87)		197
Total equity	59,050	(102)		58,948
Total liabilities and equity	1,086,519	(22,344)		1,064,175

1 References link the lines of this table to the respective reference numbers provided in the “References” column in the “CC1: Composition of regulatory capital” table in this section.    2 IFRS carrying amount of total DCCP liabilities was USD 1,500 million as of 30 June 2021. Refer to the “Compensation” section of our Annual Report 2020 for more information about the DCCP, available under ”Annual reporting” at ubs.com/investors.

p

UBS Group AG consolidated

Semi-annual | The CC1 table below and on the following pages provides the composition of capital in the format prescribed by the BCBS and FINMA, and is based on BCBS Basel III rules, unless stated otherwise. Reference is made to items reconciling to the balance sheet under the regulatory scope of consolidation as disclosed in the “CC2: Reconciliation of accounting balance sheet to balance sheet under the regulatory scope of consolidation” table in this section.

Refer to the documents titled “Capital and total loss-absorbing capacity instruments of UBS Group AG consolidated and UBS AG consolidated and standalone – key features” and “UBS Group AG consolidated capital instruments and TLAC-eligible senior unsecured debt,” available under “Bondholder information” at ubs.com/investors,  for an overview of the main features of our regulatory capital instruments, as well as the full terms and conditions. p

Semi-annual |

CC1: Composition of regulatory capital
As of 30.6.21		Amounts	References[1]
USD million, except where indicated
	Common Equity Tier 1 capital: instruments and reserves
1	Directly issued qualifying common share (and equivalent for non-joint stock companies) capital plus related stock surplus	15,853	1
2	Retained earnings	40,114	2
3	Accumulated other comprehensive income (and other reserves)	2,783	3
4	Directly issued capital subject to phase-out from CET1 (only applicable to non-joint stock companies)
5	Common share capital issued by subsidiaries and held by third parties (amount allowed in group CET1)
6	Common Equity Tier 1 capital before regulatory adjustments	58,751
	Common Equity Tier 1 capital: regulatory adjustments
7	Prudent valuation adjustments	(146)
8	Goodwill (net of related tax liability)	(5,883)	4
9	Other intangibles other than mortgage servicing rights (net of related tax liability)	(200)	5
10	Deferred tax assets that rely on future profitability, excluding those arising from temporary differences (net of related tax liability)[2]	(5,183)	6
11	Cash flow hedge reserve	(1,365)	7
12	Shortfall of provisions to expected losses	(463)
13	Securitization gain on sale
14	Gains and losses due to changes in own credit risk on fair valued liabilities	228
15	Defined benefit pension fund net assets	(144)	8
16	Investments in own shares (if not already subtracted from paid-in capital on reported balance sheet)	(1,645)[3]	9
17	Reciprocal cross-holdings in common equity
17a	Qualified holdings where a significant influence is exercised with other owners (CET1 instruments)
17b	Immaterial investments (CET1 items)
18

Investments in the capital of banking, financial and insurance entities that are outside the scope of regulatory consolidation, where the bank does not own more than 10% of the issued share capital (amount above 10% threshold)

19	Significant investments in the common stock of banking, financial and insurance entities that are outside the scope of regulatory consolidation (amount above 10% threshold)
20	Mortgage servicing rights (amount above 10% threshold)
21	Deferred tax assets arising from temporary differences (amount above 10% threshold, net of related tax liability)		10
22	Amount exceeding the 15% threshold
23	of which: significant investments in the common stock of financials
24	of which: mortgage servicing rights
25	of which: deferred tax assets arising from temporary differences
26	Expected losses on equity investment under the PD / LGD approach
26a	Further adjustments to financial statements in accordance with a recognized international accounting standard	(89)
26b	Other adjustments	(1,277)[4]
27	Regulatory adjustments applied to Common Equity Tier 1 due to insufficient Additional Tier 1 and Tier 2 to cover deductions
28	Total regulatory adjustments to Common Equity Tier 1	(16,168)
29	Common Equity Tier 1 capital (CET1)	42,583

CC1: Composition of regulatory capital (continued)
As of 30.6.21		Amounts	References[1]
USD million, except where indicated
Additional Tier 1 capital: instruments
30	Directly issued qualifying additional Tier 1 instruments plus related stock surplus	16,605
31	of which: classified as equity under applicable accounting standards
32	of which: classified as liabilities under applicable accounting standards	16,605
33	Directly issued capital instruments subject to phase-out from additional Tier 1
34	Additional Tier 1 instruments (and CET1 instruments not included in row 5) issued by subsidiaries and held by third parties (amount allowed in group AT1)
35	of which: instruments issued by subsidiaries subject to phase-out
36	Additional Tier 1 capital before regulatory adjustments	16,605
Additional Tier 1 capital: regulatory adjustments
37	Investments in own additional Tier 1 instruments[5]
38	Reciprocal cross-holdings in additional Tier 1 instruments
38a	Qualified holdings where a significant influence is exercised with other owners (AT1 instruments)
38b	Immaterial investments (AT1 instruments)
39

Investments in the capital of banking, financial and insurance entities that are outside the scope of regulatory consolidation, where the bank does not own more than 10% of the issued common share capital of the entity (amount above 10% threshold)

40	Significant investments in the capital of banking, financial and insurance entities that are outside the scope of regulatory consolidation
41	Other adjustments
42	Regulatory adjustments applied to additional Tier 1 due to insufficient Tier 2 to cover deductions
42a	Regulatory adjustments applied to CET1 capital due to insufficient additional Tier 1 to cover deductions
43	Total regulatory adjustments to additional Tier 1 capital
44	Additional Tier 1 capital (AT1)	16,605	9
45	Tier 1 capital (T1 = CET1 + AT1)	59,188
Tier 2 capital: instruments and provisions
46	Directly issued qualifying Tier 2 instruments plus related stock surplus	1,517[6]	11
47	Directly issued capital instruments subject to phase-out from Tier 2	479	12
48	Tier 2 instruments (and CET1 and AT1 instruments not included in rows 5 or 34) issued by subsidiaries and held by third parties (amount allowed in group Tier 2)
49	of which: instruments issued by subsidiaries subject to phase-out
50	Provisions
51	Tier 2 capital before regulatory adjustments	1,996
Tier 2 capital: regulatory adjustments
52	Investments in own Tier 2 instruments[5]		11, 12
53	Reciprocal cross-holdings in Tier 2 instruments and other TLAC liabilities
53a	Qualified holdings where a significant influence is exercised with other owners (T2 instruments and other TLAC instruments)
53b	Immaterial investments (T2 instruments and other TLAC instruments)
54

Investments in the capital and other TLAC liabilities of banking, financial and insurance entities that are outside the scope of regulatory consolidation, where the bank does not own more than 10% of the issued common share capital of the entity (amount above 10% threshold)

55	Significant investments in the capital and other TLAC liabilities of banking, financial and insurance entities that are outside the scope of regulatory consolidation (net of eligible short positions)
56	Other adjustments
56a	Excess of the adjustments, which are allocated to the AT1 capital
57	Total regulatory adjustments to Tier 2 capital
58	Tier 2 capital (T2)	1,996
59	Total regulatory capital (TC = T1 + T2)	61,184
60	Total risk-weighted assets	293,277

UBS Group AG consolidated

CC1: Composition of regulatory capital (continued)
As of 30.6.21		Amounts	References[1]
USD million, except where indicated
	Capital ratios and buffers
61	Common Equity Tier 1 (as a percentage of risk-weighted assets)	14.52
62	Tier 1 (as a percentage of risk-weighted assets)	20.18
63	Total capital (as a percentage of risk-weighted assets)	20.86
64	Institution-specific buffer requirement (capital conservation buffer plus countercyclical buffer requirements plus higher loss absorbency requirement, expressed as a percentage of risk-weighted assets)[7]	3.52
65	of which: capital conservation buffer requirement	2.50
66	of which: bank-specific countercyclical buffer requirement	0.02
67	of which: higher loss absorbency requirement	1.00
68	Common Equity Tier 1 (as a percentage of risk-weighted assets) available after meeting the bank’s minimum capital requirements	10.02
	Amounts below the thresholds for deduction (before risk weighting)
72	Non-significant investments in the capital and other TLAC liabilities of other financial entities	2,823
73	Significant investments in the common stock of financial entities	1,239
74	Mortgage servicing rights (net of related tax liability)
75	Deferred tax assets arising from temporary differences (net of related tax liability)	4,157
	Applicable caps on the inclusion of provisions in Tier 2
76	Provisions eligible for inclusion in Tier 2 in respect of exposures subject to standardized approach (prior to application of cap)
77	Cap on inclusion of provisions in Tier 2 under standardized approach
78	Provisions eligible for inclusion in Tier 2 in respect of exposures subject to internal ratings-based approach (prior to application of cap)
79	Cap for inclusion of provisions in Tier 2 under internal ratings-based approach
	Capital instruments subject to phase-out arrangements (only applicable between 1 Jan 2018 and 1 Jan 2022) according to CAO Art. 141
80	Current cap on CET1 instruments subject to phase-out arrangements
81	Amount excluded from CET1 due to cap (excess over cap after redemptions and maturities)
82	Current cap on AT1 instruments subject to phase-out arrangements
83	Amount excluded from AT1 due to cap (excess over cap after redemptions and maturities)
84	Current cap on T2 instruments subject to phase-out arrangements	630
85	Amount excluded from T2 due to cap (excess over cap after redemptions and maturities)

1 References link the lines of this table to the respective reference numbers provided in the “References” column in the “CC2: Reconciliation of accounting balance sheet to balance sheet under the regulatory scope of consolidation” table in this section.    2 IFRS netting for deferred tax assets and liabilities is reversed for items deducted from CET1 capital.    3 Includes USD 587 million reserves for potential share repurchases.    4 Includes USD 630 million in compensation-related charge for regulatory capital purposes.    5 Under IFRS, debt issued and subsequently repurchased is treated as extinguished.    6 Consists of instruments with an IFRS carrying amount of USD 4.7 billion less amortization of instruments where remaining maturity is between one and five years, own instruments held and 45% of the gross unrealized gains on debt instruments measured at fair value through other comprehensive income, which are measured at the lower of cost or market value for regulatory capital purposes.    7 BCBS requirements are exceeded by our Swiss SRB requirements. Refer to the “Capital management“ section of our second quarter 2021 report for more information about the Swiss SRB requirements, available under ”Quarterly reporting” at ubs.com/investors.

p

Section 8 Total loss-absorbing capacity

Resolution group – composition of total loss-absorbing capacity (TLAC)

Semi-annual | The TLAC1 table below is based on Basel Committee on Banking Supervision (BCBS) rules, and only applicable to UBS Group AG as the ultimate parent entity of the defined UBS resolution group, to which, in case of resolution, resolution tools (e.g., a bail-in) are expected to be applied.

In the first half of 2021, we issued two high-trigger loss absorbing additional tier 1 (AT1) capital instruments with a nominal value of USD 1.5 billion and USD 0.8 billion respectively, and redeemed a USD 1.5 billion AT1 capital instrument. The aforementioned effects were partly offset by effects from foreign currency translation and interest rate risk hedges, resulting in a net increase of USD 0.3 billion in our eligible AT1 instruments.

Our eligible tier 2 (T2) instruments decreased by USD 2.6 billion to USD 5.3 billion as of 30 June 2021, mainly reflecting the call of an instrument with a nominal value of EUR 2 billion in February 2021.

Non-regulatory capital instruments increased by USD 2.1 billion to USD 39.9 billion as of 30 June 2021, mainly driven by eleven issuances amounting to a total of USD 6.1 billion denominated in US dollars, euro, Swiss francs and Australian dollars, partly offset by a decrease of eligibility of three external TLAC instruments amounting to USD 2.8 billion and USD 1.2 billion negative effects from foreign currency translation and interest rate risk hedges. p

Semi-annual |

TLAC1: TLAC composition for G-SIBs (at resolution group level)
		30.6.21	31.12.20
USD million, except where indicated
	Regulatory capital elements of TLAC and adjustments
1	Common Equity Tier 1 capital (CET1)	42,583	39,890
2	Additional Tier 1 capital (AT1) before TLAC adjustments	16,605	16,288
3	AT1 ineligible as TLAC as issued out of subsidiaries to third parties
4	Other adjustments
5	Total AT1 instruments eligible under the TLAC framework	16,605	16,288
6	Tier 2 capital (T2) before TLAC adjustments	1,996	5,049
7	Amortized portion of T2 instruments where remaining maturity > 1 year	3,286	2,787
8	T2 capital ineligible as TLAC as issued out of subsidiaries to third parties
9	Other adjustments
10	Total T2 instruments eligible under the TLAC framework	5,282	7,835
11	TLAC arising from regulatory capital	64,470	64,013
	Non-regulatory capital elements of TLAC
12	External TLAC instruments issued directly by the bank and subordinated to excluded liabilities
13	External TLAC instruments issued directly by the bank which are not subordinated to excluded liabilities but meet all other TLAC term sheet requirements	39,878	37,801
14	of which: amount eligible as TLAC after application of the caps
15	External TLAC instruments issued by funding vehicles prior to 1 January 2022
16	Eligible ex ante commitments to recapitalize a G-SIB in resolution
17	TLAC arising from non-regulatory capital instruments before adjustments	39,878	37,801
	Non-regulatory capital elements of TLAC: adjustments
18	TLAC before deductions	104,348	101,814
19	Deductions of exposures between multiple-point-of-entry (MPE) resolution groups that correspond to items eligible for TLAC (not applicable to SPE G-SIBs)
20	Deduction of investments in own other TLAC liabilities
21	Other adjustments to TLAC
22	TLAC after deductions	104,348	101,814
	Risk-weighted assets and leverage exposure measure for TLAC purposes
23	Total risk-weighted assets adjusted as permitted under the TLAC regime	293,277	289,101
24	Leverage exposure measure[1]	1,039,939	1,037,150
	TLAC ratios and buffers
25	TLAC (as a percentage of risk-weighted assets adjusted as permitted under the TLAC regime)	35.58	35.22
26	TLAC (as a percentage of leverage exposure)[1]	10.03	9.82
27	CET1 (as a percentage of risk-weighted assets) available after meeting the resolution group’s minimum capital and TLAC requirements	10.02	9.30
28	Institution-specific buffer requirement (capital conservation buffer plus countercyclical buffer requirements plus higher loss absorbency requirement, expressed as a percentage of risk-weighted assets)	3.52	3.52
29	of which: capital conservation buffer requirement	2.50	2.50
30	of which: bank-specific countercyclical buffer requirement	0.02	0.02
31	of which: higher loss absorbency requirement	1.00	1.00

1 The leverage ratio exposure and leverage ratio for 31 December 2020 do not reflect the effects of the temporary exemption that applied from 25 March 2020 until 1 January 2021 and was granted by FINMA in connection with COVID-19. Refer to the “Introduction and basis for preparation” section and to “Application of the temporary COVID-19-related FINMA exemption of central bank sight deposits” in the “Going and gone concern requirements and eligible capital“ section of our 31 December 2020 Pillar 3 report, available under “Pillar 3 disclosures” at ubs.com/investors, for more information.

p

UBS Group AG consolidated

Resolution entity – creditor ranking at legal entity level

Semi-annual | The TLAC3 table below provides an overview of the creditor ranking structure of the resolution entity, UBS Group AG, on a standalone basis.

UBS Group AG issues loss-absorbing additional tier 1 capital instruments and TLAC-eligible senior unsecured debt.

UBS Group AG grants Deferred Contingent Capital Plan (DCCP) awards to UBS Group employees. Awards granted since February 2015 qualify as Basel III AT1 capital on a UBS Group consolidated basis and totaled USD 1,766 million as of 30 June 2021 (31 December 2020: USD 1,875 million). The related liabilities of UBS Group AG on a standalone basis of USD 1,325 million (31 December 2020: USD 1,613 million) are not included in the table below, as these do not give rise to any current claims until the awards are legally vested.

As of 30 June 2021, the TLAC available on a UBS Group AG consolidated basis amounted to USD 104,348 million (31 December 2020: USD 101,814 million).

›   Refer to “Bondholder information” at ubs.com/investors,  for more information

›   Refer to the “TLAC1: TLAC composition for G-SIBs (at resolution group level)” table in this section for more information about TLAC for UBS Group AG consolidated

Financial information for UBS Group AG standalone for the six months ended 30 June 2021 is provided under “Holding company and significant regulated subsidiaries and sub-groups” at ubs.com/investors. p

Semi-annual |

TLAC3 – creditor ranking at legal entity level for the resolution entity, UBS Group AG
As of 30.6.21		Creditor ranking			Total
USD million		1	2	3
1	Description of creditor ranking	Common shares (most junior)[2]	Additional Tier 1	Bail-in debt and pari passu liabilities (most senior)
2	Total capital and liabilities net of credit risk mitigation[1]	42,092	14,938	43,696	100,726
3	Subset of row 2 that are excluded liabilities
4	Total capital and liabilities less excluded liabilities (row 2 minus row 3)	42,092	14,938[3,4]	43,696[6,7]	100,726
5	Subset of row 4 that are potentially eligible as TLAC	42,092	14,512	39,601[8]	96,205
6	Subset of row 5 with 1 year ≤ residual maturity < 2 years			6,558	6,558
7	Subset of row 5 with 2 years ≤ residual maturity < 5 years			17,474	17,474
8	Subset of row 5 with 5 years ≤ residual maturity < 10 years			9,816	9,816
9	Subset of row 5 with residual maturity ≥ 10 years, but excluding perpetual securities			5,753	5,753
10	Subset of row 5 that is perpetual securities	42,092	14,512[5]		56,603

1 No credit risk mitigation is applied to capital and liabilities for UBS Group AG standalone.    2 Common shares including the associated reserves are equal to equity attributable to shareholders as disclosed in the UBS Group AG standalone financial information for the six months ended 30 June 2021, which was prepared in accordance with the principles of the Swiss Law on Accounting and Financial Reporting (32nd title of the Swiss Code of Obligations).    3 Includes interest expense accrued on AT1 capital instruments, which is not eligible as TLAC.    4 An AT1 instrument in the amount of USD 1.5 billion was redeemed and AT1 instruments in the total amount of USD 2.3 billion were issued during the six months ended 30 June 2021.    5 Includes an AT1 instrument in the amount of USD 1.1 billion, the call of which was announced on 6 July 2021 (call date 10 August 2021).    6 Includes interest expense accrued on bail-in debt, interest-bearing liabilities that comprise loans from UBS AG and UBS Switzerland AG, negative replacement values, and tax and other liabilities that are not excluded liabilities under Swiss law and that rank pari passu to bail-in debt.    7 Bail-in debt of USD 2.9 billion was redeemed and bail-in debt of USD 6.1 billion was issued during the six months ended 30 June 2021.    8 Bail-in debt of USD 2.8 billion has residual maturity of less than one year and is not eligible as TLAC.

p

Section 9  Leverage ratio

Basel III leverage ratio

Quarterly | The Basel Committee on Banking Supervision (the BCBS) leverage ratio, as summarized in the “KM1: Key metrics“ table in section 1 of this report, is calculated by dividing the period-end tier 1 capital by the period-end leverage ratio denominator (the LRD).

The LRD consists of International Financial Reporting Standards (IFRS) on-balance sheet assets and off-balance sheet items. Derivative exposures are adjusted for a number of items, including replacement values and eligible cash variation margin netting, the current exposure method add-on and net notional amounts for written credit derivatives. The LRD also includes an additional charge for counterparty credit risk related to securities financing transactions (SFTs).

The table below shows the difference between total IFRS assets per IFRS consolidation scope and the BCBS total on-balance sheet exposures. Those exposures are the starting point for calculating the BCBS LRD, as shown in the LR2 table in this section. The difference is due to the application of the regulatory scope of consolidation for the purpose of the BCBS calculation. In addition, carrying amounts for derivative financial instruments and SFTs are deducted from IFRS total assets. They are measured differently under BCBS leverage ratio rules and are therefore added back in separate exposure line items in the LR2 table. p

Difference between the Swiss SRB and BCBS leverage ratio

Quarterly | The LRD is the same under Swiss systemically relevant bank (SRB) and BCBS rules. However, there is a difference in the capital numerator between the two frameworks. Under BCBS rules only common equity tier 1 and additional tier 1 capital are included in the numerator. Under Swiss SRB rules we are required to meet going and gone concern leverage ratio requirements. Therefore, depending on the requirement, the numerator includes tier 1 capital instruments, tier 2 capital instruments and / or total loss-absorbing capacity (TLAC)-eligible senior unsecured debt. p

Quarterly |

Reconciliation of IFRS total assets to BCBS Basel III total on-balance sheet exposures excluding derivatives and securities financing transactions
USD million	30.6.21	31.3.21	31.12.20[1]
On-balance sheet exposures
IFRS total assets	1,086,519	1,107,712	1,125,765
Adjustment for investments in banking, financial, insurance or commercial entities that are consolidated for accounting purposes but outside the scope of regulatory consolidation	(22,344)	(21,535)	(21,166)
Adjustment for investments in banking, financial, insurance or commercial entities that are outside the scope of consolidation for accounting purposes but consolidated for regulatory purposes
Adjustment for fiduciary assets recognized on the balance sheet pursuant to the operative accounting framework but excluded from the leverage ratio exposure measure
Less carrying amount of derivative financial instruments in IFRS total assets[2]	(151,418)	(183,352)	(192,370)
Less carrying amount of securities financing transactions in IFRS total assets[3]	(111,216)	(112,593)	(105,587)
Adjustments to accounting values
On-balance sheet items excluding derivatives and securities financing transactions, but including collateral	801,541	790,233	806,642
Asset amounts deducted in determining BCBS Basel III tier 1 capital	(11,963)	(12,632)	(12,754)
Total on-balance sheet exposures (excluding derivatives and securities financing transactions)	789,578	777,601	793,888

1 The respective period shown ending on 31 December 2020 does not reflect the effects of the temporary exemption that applied from 25 March 2020 until 1 January 2021 and was granted by FINMA in connection with COVID-19. Refer to the “Introduction and basis for preparation” section and to “Application of the temporary COVID-19-related FINMA exemption of central bank sight deposits” in the “Going and gone concern requirements and eligible capital” section of our 31 December 2020 Pillar 3 report, available under “Pillar 3 disclosures” at ubs.com/investors, for more information.    2 Consists of derivative financial instruments and cash collateral receivables on derivative instruments in accordance with the regulatory scope of consolidation.    3 Consists of receivables from securities financing transactions (SFTs), margin loans, prime brokerage receivables and financial assets at fair value not held for trading related to SFTs in accordance with the regulatory scope of consolidation.

p

UBS Group AG consolidated

Quarterly | During the second quarter of 2021, the LRD increased by USD 2 billion to USD 1,040 billion, including currency effects of USD 9 billion. On-balance sheet exposures (excluding derivatives and SFTs) increased by USD 12 billion, mainly driven by currency effects of USD 8 billion and an increase in lending assets largely in Global Wealth Management, partly offset by lower high-quality liquid asset (HQLA) securities. Derivative exposures decreased by USD 8 billion, mainly driven by foreign exchange contracts, as a result of trade roll-offs, and lower collateral placed with counterparties and exchanges. SFTs decreased by USD 2 billion, mainly reflecting lower brokerage receivables, trade roll-offs and a reduction in collateral sourcing requirements, partly offset by excess cash re-investment. p

›   Refer to “Leverage ratio denominator” in the “Capital management” section of our second quarter 2021 report, available under “Quarterly reporting” at ubs.com/investors, for more information

Quarterly |

LR2: BCBS Basel III leverage ratio common disclosure
USD million, except where indicated		30.6.21	31.3.21	31.12.20[1]

	On-balance sheet exposures
1	On-balance sheet items excluding derivatives and SFTs, but including collateral	801,541	790,233	806,642
2	(Asset amounts deducted in determining Basel III tier 1 capital)	(11,963)	(12,632)	(12,754)
3	Total on-balance sheet exposures (excluding derivatives and SFTs)	789,578	777,601	793,888

	Derivative exposures
4	Replacement cost associated with all derivatives transactions (i.e., net of eligible cash variation margin)	49,315	59,145	54,049
5	Add-on amounts for PFE associated with all derivatives transactions	84,187	84,270	79,901
6	Gross-up for derivatives collateral provided where deducted from the balance sheet assets pursuant to the operative accounting framework	0		0
7	(Deductions of receivables assets for cash variation margin provided in derivatives transactions)	(19,910)	(23,146)	(21,420)
8	(Exempted CCP leg of client-cleared trade exposures)	(16,753)	(15,139)	(16,760)
9	Adjusted effective notional amount of all written credit derivatives[2]	72,949	80,570	85,274
10	(Adjusted effective notional offsets and add-on deductions for written credit derivatives)[3]	(72,063)	(79,504)	(84,451)
11	Total derivative exposures	97,726	106,195	96,592

	Securities financing transaction exposures
12	Gross SFT assets (with no recognition of netting), after adjusting for sale accounting transactions	191,453	197,482	198,077
13	(Netted amounts of cash payables and cash receivables of gross SFT assets)	(80,150)	(84,890)	(92,490)
14	CCR exposure for SFT assets	10,204	10,648	9,759
15	Agent transaction exposures
16	Total securities financing transaction exposures	121,507	123,240	115,346

	Other off-balance sheet exposures
17	Off-balance sheet exposure at gross notional amount	98,778	100,243	105,084
18	(Adjustments for conversion to credit equivalent amounts)	(67,649)	(69,053)	(73,760)
19	Total off-balance sheet items	31,129	31,189	31,324
	Total exposures (leverage ratio denominator)	1,039,939	1,038,225	1,037,150

	Capital and total exposures (leverage ratio denominator)
20	Tier 1 capital	59,188	56,288	56,178
21	Total exposures (leverage ratio denominator)	1,039,939	1,038,225	1,037,150

	Leverage ratio
22	Basel III leverage ratio (%)	5.7	5.4	5.4

1 The respective period shown ending on 31 December 2020 does not reflect the effects of the temporary exemption that applied from 25 March 2020 until 1 January 2021 and was granted by FINMA in connection with COVID-19. Refer to the “Introduction and basis for preparation” section and to “Application of the temporary COVID-19-related FINMA exemption of central bank sight deposits” in the “Going and gone concern requirements and eligible capital” section of our 31 December 2020 Pillar 3 report, available under “Pillar 3 disclosures” at ubs.com/investors, for more information.    2 Includes protection sold, including agency transactions.    3 Protection sold can be offset with protection bought on the same underlying reference entity, provided that the conditions according to the Basel III leverage ratio framework and disclosure requirements are met.

p

Quarterly |

LR1: BCBS Basel III leverage ratio summary comparison
USD million		30.6.21	31.3.21	31.12.20[1]
1	Total consolidated assets as per published financial statements	1,086,519	1,107,712	1,125,765
2	Adjustment for investments in banking, financial, insurance or commercial entities that are consolidated for accounting purposes but outside the scope of regulatory consolidation[2]	(34,307)	(34,167)	(33,919)
3	Adjustment for fiduciary assets recognized on the balance sheet pursuant to the operative accounting framework but excluded from the leverage ratio exposure measure
4	Adjustments for derivative financial instruments	(53,692)	(77,157)	(95,778)
5	Adjustment for securities financing transactions (i.e., repos and similar secured lending)	10,291	10,648	9,759
6	Adjustment for off-balance sheet items (i.e., conversion to credit equivalent amounts of off-balance sheet exposures)	31,129	31,189	31,324
7	Other adjustments
8	Leverage ratio exposure (leverage ratio denominator)	1,039,939	1,038,225	1,037,150

1 The respective period shown ending on 31 December 2020 does not reflect the effects of the temporary exemption that applied from 25 March 2020 until 1 January 2021 and was granted by FINMA in connection with COVID-19. Refer to the “Introduction and basis for preparation” section and to “Application of the temporary COVID-19-related FINMA exemption of central bank sight deposits” in the “Going and gone concern requirements and eligible capital” section of our 31 December 2020 Pillar 3 report, available under “Pillar 3 disclosures” at ubs.com/investors, for more information.    2 Includes assets that are deducted from tier 1 capital.

p

UBS Group AG consolidated

Section 10  Liquidity coverage ratio

Liquidity coverage ratio

Quarterly | We monitor the liquidity coverage ratio (the LCR) in all significant currencies in order to manage any currency mismatch between high-quality liquid assets (HQLA) and the net expected cash outflows in times of stress. p

Pillar 3 disclosure requirement	Second quarter 2021 report section	Disclosure	Second quarter 2021 report page number
Concentration of funding sources	Balance sheet and off-balance sheet	Liabilities by product and currency	49

High-quality liquid assets

Quarterly | HQLA must be easily and immediately convertible into cash at little or no loss of value, especially during a period of stress. HQLA are assets that are of low risk and are unencumbered. Other characteristics of HQLA are ease and certainty of valuation, low correlation with risky assets, listing of the assets on a developed and recognized exchange, existence of an active and sizable market for the assets, and low volatility. Our HQLA predominantly consist of assets that qualify as Level 1 in the LCR framework, including cash, central bank reserves and government bonds. p

Quarterly |

High-quality liquid assets
	Average 2Q21[1]			Average 1Q21[1]
USD billion	Level 1 weighted liquidity value[2]	Level 2 weighted liquidity value[2]	Total weighted liquidity value[2]	Level 1 weighted liquidity value[2]	Level 2 weighted liquidity value[2]	Total weighted liquidity value[2]
Cash balances[3]	154		154	145		145
Securities (on- and off-balance sheet)	61	17	78	58	18	76
Total high-quality liquid assets[4]	215	17	232	203	18	221

1 Calculated based on an average of 64 data points in the second quarter of 2021 and 63 data points in the first quarter of 2021.    2 Calculated after the application of haircuts and, where applicable, caps on Level 2 assets.    3 Includes cash and balances with central banks and other eligible balances as prescribed by FINMA.    4 Calculated in accordance with FINMA requirements.

p

LCR development during the second quarter of 2021

Quarterly |

In the second quarter of 2021, the UBS Group quarterly average LCR increased 5 percentage points to 156%, remaining above the prudential requirement communicated by the Swiss Financial Market Supervisory Authority (FINMA).

The average LCR increase was driven by an USD 11 billion increase in average HQLA to USD 232 billion, driven by higher average cash balances, due to a decrease in assets subject to local transfer restrictions, lower funding consumption by the Investment Bank and net deposit growth. Average net cash outflows increased by USD 3 billion to USD 149 billion, mainly due to decreases in inflows from secured financing transactions. p

Quarterly |

LIQ1: Liquidity coverage ratio
		Average 2Q21[1]		Average 1Q21[1]
USD billion, except where indicated		Unweighted value	Weighted value[2]	Unweighted value	Weighted value[2]

High-quality liquid assets
1	High-quality liquid assets	235	232	225	221

Cash outflows
2	Retail deposits and deposits from small business customers	296	33	299	34
3	of which: stable deposits	42	1	41	1
4	of which: less stable deposits	254	32	257	32
5	Unsecured wholesale funding	241	129	241	130
6	of which: operational deposits (all counterparties)	53	13	53	13
7	of which: non-operational deposits (all counterparties)	173	101	172	101
8	of which: unsecured debt	15	15	16	16
9	Secured wholesale funding		79		79
10	Additional requirements	96	27	90	26
11	of which: outflows related to derivatives and other transactions	54	18	47	17
12	of which: outflows related to loss of funding on debt products[3]	0	0	0	0
13	of which: committed credit and liquidity facilities	42	9	43	9
14	Other contractual funding obligations	11	9	12	10
15	Other contingent funding obligations	264	6	254	5
16	Total cash outflows		284		285

Cash inflows
17	Secured lending	269	84	321	85
18	Inflows from fully performing exposures	77	35	78	36
19	Other cash inflows	16	16	18	18
20	Total cash inflows	361	135	417	138

		Average 2Q21[1]		Average 1Q21[1]
USD billion, except where indicated			Total adjusted value[4]		Total adjusted value[4]

Liquidity coverage ratio
21	High-quality liquid assets		232		221
22	Net cash outflows		149		146
23	Liquidity coverage ratio (%)		156		151

1 Calculated based on an average of 64 data points in the second quarter of 2021 and 63 data points in the first quarter of 2021.    2 Calculated after the application of haircuts and inflow and outflow rates.    3 Includes outflows related to loss of funding on asset-backed securities, covered bonds, other structured financing instruments, asset-backed commercial papers, structured entities (conduits), securities investment vehicles and other such financing facilities.    4 Calculated after the application of haircuts and inflow and outflow rates, as well as, where applicable, caps on Level 2 assets and cash inflows.

p

UBS Group AG consolidated

Section 11  Requirements for global systemically important banks and related indicators

Semi-annual | The Financial Stability Board (the FSB) has determined that UBS is a global systemically important bank (a G-SIB), using an indicator-based methodology adopted by the Basel Committee on Banking Supervision (the BCBS). Banks that qualify as G-SIBs are required to disclose 12 indicators for assessing the systemic importance of G-SIBs as defined by the BCBS. These indicators are used for the G-SIB score calculation and cover five categories: size, cross-jurisdictional activity, interconnectedness, substitutability / financial institution infrastructure, and complexity.

Based on the published indicators, G-SIBs are subject to additional common equity tier 1 (CET1) capital buffer requirements in the range from 1.0% to 3.5%. In November 2020, the FSB confirmed that, based on the year-end 2019 indicators, the additional CET1 capital buffer requirement for UBS Group will remain at 1.0%. As our Swiss systemically relevant bank (SRB) Basel III capital requirements exceed the BCBS requirements, including the G-SIB buffer, we are not affected by these additional G-SIB requirements.

In July 2018, the BCBS published a revised version of its assessment methodology. This will come into effect in 2022, based on year-end 2021 data, with the corresponding capital buffer requirement applied as of January 2024. We do not expect these changes to increase our additional CET1 capital buffer requirement.

Our G-SIB indicators as of 31 December 2020 were published in July 2021 under “Pillar 3 disclosures” at ubs.com/investors. p

Significant regulated subsidiaries and sub-groups

Significant regulated subsidiaries and sub-groups

Section 1  Introduction

Quarterly | The sections on the following pages include capital and other regulatory information as of 30 June 2021 for UBS AG standalone, UBS Switzerland AG standalone, UBS Europe SE consolidated and UBS Americas Holding LLC consolidated. Capital information in the following sections is based on Pillar 1 capital requirements. Entities may be subject to significant additional Pillar 2 requirements, which represent additional amounts of capital considered necessary and are agreed with regulators based on the risk profile of the respective entity. p

Section 2  UBS AG standalone

Key metrics of the second quarter of 2021

Quarterly | The table below is based on the Basel Committee on Banking Supervision (the BCBS) Basel III rules.

During the second quarter of 2021, common equity tier 1 (CET1) capital increased by USD 1.1 billion to USD 51.3 billion, mainly due to operating profit before tax, partly offset by additional accruals for capital returns to UBS Group AG. Tier 1 capital increased by USD 1.8 billion to USD 66.5 billion, primarily driven by the aforementioned increase in CET1 capital and an issuance of a USD 750 million additional tier 1 capital instrument. Total capital increased by USD 1.3 billion to USD 68.4 billion, reflecting the aforementioned increase in tier 1 capital and partly offset by a decrease in the eligibility of a USD 2.5 billion tier 2 capital instrument.

Risk-weighted assets (RWA) increased by USD 1.4 billion to USD 319.2 billion during the second quarter of 2021, primarily driven by increases in operational risk and participation RWA, partly offset by decreases in credit risk and market risk RWA. Leverage ratio exposure decreased by USD 4 billion to USD 607 billion, mainly driven by lower derivative exposures, partly offset by an increase in cash and balances at central banks.

Correspondingly, our CET1 capital ratio increased 0.3 percentage points to 16.1%, predominantly reflecting the increase in CET1 capital. Our Basel III leverage ratio increased 0.4 percentage points to 11.0%, due to the increase in tier 1 capital and lower leverage ratio exposure.

The average high-quality liquid assets (HQLA) increased by USD 6.9 billion to USD 89.0 billion, driven by higher average cash balances due to a reduction of funding consumption in the Investment Bank and a decrease in assets subject to local transfer restrictions. Average total net cash outflows increased by USD 2.6 billion to USD 50.5 billion, due to lower inflows from Fixed Term Loans. p

Quarterly |

KM1: Key metrics
USD million, except where indicated
		30.6.21	31.3.21	31.12.20	30.9.20	30.6.20
Available capital (amounts)
1	Common equity tier 1 (CET1)	51,279	50,223	50,269	51,793	51,810
1a	Fully loaded ECL accounting model CET1[1]	51,255	50,189	50,266	51,791	51,808
2	Tier 1	66,487	64,652	64,699	66,145	65,361
2a	Fully loaded ECL accounting model tier 1[1]	66,463	64,618	64,696	66,143	65,359
3	Total capital	68,421	67,126	69,639	71,020	70,612
3a	Fully loaded ECL accounting model total capital[1]	68,398	67,091	69,636	71,018	70,610
Risk-weighted assets (amounts)
4	Total risk-weighted assets (RWA)	319,195	317,824	305,575	309,019	310,752
4a	Minimum capital requirement[2]	25,536	25,426	24,446	24,722	24,860
4b	Total risk-weighted assets (pre-floor)	319,195	317,824	305,575	309,019	310,752
Risk-based capital ratios as a percentage of RWA
5	Common equity tier 1 ratio (%)	16.06	15.80	16.45	16.76	16.67
5a	Fully loaded ECL accounting model CET1 ratio (%)[1]	16.06	15.79	16.45	16.76	16.67
6	Tier 1 ratio (%)	20.83	20.34	21.17	21.40	21.03
6a	Fully loaded ECL accounting model tier 1 ratio (%)[1]	20.82	20.33	21.17	21.40	21.03
7	Total capital ratio (%)	21.44	21.12	22.79	22.98	22.72
7a	Fully loaded ECL accounting model total capital ratio (%)[1]	21.43	21.11	22.79	22.98	22.72
Additional CET1 buffer requirements as a percentage of RWA
8	Capital conservation buffer requirement (%)	2.50	2.50	2.50	2.50	2.50
9	Countercyclical buffer requirement (%)	0.02	0.02	0.01	0.02	0.02
9a	Additional countercyclical buffer for Swiss mortgage loans (%)
10	Bank G-SIB and / or D-SIB additional requirements (%)[3]
11	Total of bank CET1-specific buffer requirements (%)	2.52	2.52	2.51	2.52	2.52
12	CET1 available after meeting the bank’s minimum capital requirements (%)	11.56	11.30	11.95	12.26	12.17
Basel III leverage ratio[4]
13	Total Basel III leverage ratio exposure measure	606,536	611,022	595,017	588,204	573,741
14	Basel III leverage ratio (%)	10.96	10.58	10.87	11.25	11.39
14a	Fully loaded ECL accounting model Basel III leverage ratio (%)[1]	10.96	10.58	10.87	11.24	11.39
Liquidity coverage ratio[5]
15	Total HQLA	88,964	82,041	83,905	88,424	91,877
16	Total net cash outflow	50,537	47,927	52,851	52,463	52,209
17	LCR (%)	176	172	159	169	178

1 The fully loaded ECL accounting model excludes the transitional relief of recognizing ECL allowances and provisions in CET1 capital in accordance with FINMA Circular 2013/1 “Eligible capital – banks.”    2 Calculated as 8% of total RWA, based on total capital minimum requirements, excluding CET1 buffer requirements.    3 Swiss SRB going and gone concern requirements and information for UBS AG standalone are provided on the following pages in this section.    4 The temporary exemption that applied from 25 March 2020 until 1 January 2021 and was granted by FINMA in connection with COVID-19 had no net effect on UBS AG standalone in 2020. Refer to the “Introduction and basis for preparation” section and to the “UBS AG standalone” section of our 31 December 2020 Pillar 3 report, available under “Pillar 3 disclosures” at ubs.com/investors, for more information.    5 Calculated based on quarterly average. Refer to “Liquidity coverage ratio” in this section for more information.

p

Swiss SRB going and gone concern requirements and information

Quarterly | The tables below and on the next page provide details of the Swiss systemically relevant bank (SRB) RWA- and leverage ratio denominator (LRD)-based going and gone concern requirements and information as required by the Swiss Financial
Market Supervisory Authority (FINMA); details regarding eligible gone concern instruments are provided on the next page.

More information about the going and gone concern requirements and information is provided on page 112 of our 31 December 2020 Pillar 3 report, available under “Pillar 3 disclosures” at ubs.com/investors. p

Quarterly |

Swiss SRB going and gone concern requirements and information
As of 30.6.21	RWA, phase-in		RWA, fully applied as of 1.1.28		LRD
USD million, except where indicated	in %		in %		in %
Required going concern capital
Total going concern capital	13.96[1]	44,547	13.96[1]	53,581	4.88	29,569
Common equity tier 1 capital	9.66	30,822	9.66	37,072	3.38	20,471
of which: minimum capital	4.50	14,364	4.50	17,277	1.50	9,098
of which: buffer capital	5.14	16,407	5.14	19,734	1.88	11,373
of which: countercyclical buffer	0.02	51	0.02	62
Maximum additional tier 1 capital	4.30	13,725	4.30	16,509	1.50	9,098
of which: additional tier 1 capital	3.50	11,172	3.50	13,438	1.50	9,098
of which: additional tier 1 buffer capital	0.80	2,554	0.80	3,071

Eligible going concern capital
Total going concern capital	20.83	66,487	17.32	66,487	10.96	66,487
Common equity tier 1 capital	16.06	51,279	13.36	51,279	8.45	51,279
Total loss-absorbing additional tier 1 capital	4.76	15,208	3.96	15,208	2.51	15,208
of which: high-trigger loss-absorbing additional tier 1 capital	3.98	12,702	3.31	12,702	2.09	12,702
of which: low-trigger loss-absorbing additional tier 1 capital	0.79	2,506	0.65	2,506	0.41	2,506

Risk-weighted assets / leverage ratio denominator
Risk-weighted assets		319,195		383,929
Leverage ratio denominator						606,536

Required gone concern capital[2]	Higher of RWA- or LRD-based
Total gone concern loss-absorbing requirement		37,380

Eligible gone concern capital
Total gone concern loss-absorbing capacity		45,091
Gone concern coverage capital ratio	120.63

1 Includes applicable add-ons of 1.08% for RWA and 0.375% for LRD.    2 A maximum of 25% of the gone concern requirements can be met with instruments that have a remaining maturity of between one and two years. Once at least 75% of the minimum gone concern requirement has been met with instruments that have a remaining maturity of greater than two years, all instruments that have a remaining maturity of between one and two years remain eligible to be included in the total gone concern capital.

p

Significant regulated subsidiaries and sub-groups

Quarterly |

Swiss SRB going and gone concern information
USD million, except where indicated	30.6.21	31.3.21	31.12.20

Eligible going concern capital
Total going concern capital	66,487	64,652	64,699
Total tier 1 capital	66,487	64,652	64,699
Common equity tier 1 capital	51,279	50,223	50,269
Total loss-absorbing additional tier 1 capital	15,208	14,429	14,430
of which: high-trigger loss-absorbing additional tier 1 capital	12,702	11,930	11,854
of which: low-trigger loss-absorbing additional tier 1 capital	2,506	2,499	2,575

Eligible gone concern capital
Total gone concern loss-absorbing capacity	45,091	44,365	45,520
Total tier 2 capital	5,214	5,236	7,719
of which: low-trigger loss-absorbing tier 2 capital	4,678	4,700	7,184
of which: non-Basel III-compliant tier 2 capital	536	536	535
TLAC-eligible senior unsecured debt	39,878	39,129	37,801

Total loss-absorbing capacity
Total loss-absorbing capacity	111,578	109,017	110,219

Risk-weighted assets / leverage ratio denominator
Risk-weighted assets, phase-in	319,195	317,824	305,575
of which: direct and indirect investments in Switzerland-domiciled subsidiaries[1]	38,456	37,834	38,370
of which: direct and indirect investments in foreign-domiciled subsidiaries[1]	108,593	107,648	99,635
Risk-weighted assets, fully applied as of 1.1.28	383,929	381,948	379,307
of which: direct and indirect investments in Switzerland-domiciled subsidiaries[1]	44,717	43,993	45,678
of which: direct and indirect investments in foreign-domiciled subsidiaries[1]	167,066	165,612	166,058
Leverage ratio denominator[2]	606,536	611,022	595,017

Capital and loss-absorbing capacity ratios (%)
Going concern capital ratio	20.8	20.3	21.2
of which: common equity tier 1 capital ratio	16.1	15.8	16.5
Going concern capital ratio, fully applied as of 1.1.28	17.3	16.9	17.1
of which: common equity tier 1 capital ratio, fully applied as of 1.1.28	13.4	13.1	13.3

Leverage ratios (%)[2]
Going concern leverage ratio	11.0	10.6	10.9
of which: common equity tier 1 leverage ratio	8.5	8.2	8.4

Gone concern capital coverage ratio (%)
Gone concern capital coverage ratio	120.6	118.1	135.7

1 Net exposure for direct and indirect investments including holding of regulatory capital instruments in Switzerland-domiciled subsidiaries (30 June 2021: USD 17,887 million; 31 March 2021: USD 17,597 million; 31 December 2020: USD 18,271 million) and for direct and indirect investments including holding of regulatory capital instruments in foreign-domiciled subsidiaries (30 June 2021: USD 41,767 million; 31 March 2021: USD 41,403 million; 31 December 2020: USD 41,515 million) are risk-weighted at 215% and 260%, respectively, for the current year (31 December 2020: 210% and 240%, respectively).    2 The leverage ratio denominator (LRD) and leverage ratios for 31 December 2020 do not reflect the effects of the temporary exemption that applied from 25 March 2020 until 1 January 2021 and was granted by FINMA in connection with COVID-19. Refer to the “Introduction and basis for preparation” section and to the “UBS AG standalone” section of our 31 December 2020 Pillar 3 report, available under “Pillar 3 disclosures” at ubs.com/investors, for more information.

p

Leverage ratio information

Quarterly |

Swiss SRB leverage ratio denominator

USD billion	30.6.21	31.3.21	31.12.20[1]

Leverage ratio denominator
Swiss GAAP total assets	512.0	517.6	509.0
Difference between Swiss GAAP and IFRS total assets	120.8	146.1	160.0
Less: derivative exposures and SFTs[2]	(232.5)	(266.5)	(271.8)
Less: funding provided to significant regulated subsidiaries eligible as gone concern capital	(20.8)	(20.5)	(20.2)
On-balance sheet exposures (excluding derivative exposures and SFTs)	379.5	376.7	377.0
Derivative exposures	100.1	109.1	98.2
Securities financing transactions	105.7	104.3	99.4
Off-balance sheet items	22.7	22.2	21.6
Items deducted from Swiss SRB tier 1 capital	(1.4)	(1.3)	(1.2)
Total exposures (leverage ratio denominator)	606.5	611.0	595.0

1 The temporary exemption granted by FINMA in connection with COVID-19 had no net effect on UBS AG standalone.    2 Consists of derivative financial instruments, cash collateral receivables on derivative instruments, receivables from securities financing transactions, and margin loans, as well as prime brokerage receivables and financial assets at fair value not held for trading, both related to securities financing transactions, in accordance with the regulatory scope of consolidation, which are presented separately under Derivative exposures and Securities financing transactions in this table.

p

Liquidity coverage ratio

Quarterly | In the second quarter of 2021, the UBS AG liquidity coverage ratio (LCR) was 176%, remaining above the prudential requirements communicated by FINMA. p

Quarterly |

Liquidity coverage ratio
	Weighted value[1]
USD billion, except where indicated	Average 2Q21[2]	Average 1Q21[2]
High-quality liquid assets	89	82
Total net cash outflows	51	48
of which: cash outflows	171	172
of which: cash inflows	120	124
Liquidity coverage ratio (%)	176	172

1 Calculated after the application of haircuts and inflow and outflow rates, as well as, where applicable, caps on Level 2 assets and cash inflows.    2 Calculated based on an average of 64 data points in the second quarter of 2021 and 63 data points in the first quarter of 2021.

p

Significant regulated subsidiaries and sub-groups

Section 3  UBS Switzerland AG standalone

Key metrics of the second quarter of 2021

Quarterly | The table below is based on the Basel Committee on Banking Supervision (the BCBS) Basel III rules.

During the second quarter of 2021, common equity tier 1 (CET1) capital decreased slightly, by CHF 0.1 billion, to CHF 12.3 billion, mainly as operating profit was more than offset by additional accruals for dividends and higher deductions for expected losses on the advanced internal ratings-based portfolio less provisions. Risk-weighted assets (RWA) were largely stable at CHF 109.6 billion. Leverage ratio exposure decreased by CHF 3 billion to CHF 342 billion, mainly driven by lower cash and balances at central banks and high-quality liquid asset (HQLA) securities, partly offset by an increase in lending assets.

The average HQLA increased by CHF 1.4 billion to CHF 97.7 billion, driven by higher average cash balances due to net deposit growth. Average total net cash outflows decreased by CHF 0.7 billion to CHF 65.2 billion. p

Quarterly |

KM1: Key metrics
CHF million, except where indicated
		30.6.21	31.3.21	31.12.20	30.9.20	30.6.20
Available capital (amounts)
1	Common equity tier 1 (CET1)	12,312	12,417	12,234	11,992	11,776
1a	Fully loaded ECL accounting model CET1[1]	12,311	12,416	12,233	11,989	11,774
2	Tier 1	17,705	17,819	17,410	16,683	16,479
2a	Fully loaded ECL accounting model tier 1[1]	17,704	17,818	17,409	16,680	16,476
3	Total capital	17,705	17,819	17,410	16,683	16,479
3a	Fully loaded ECL accounting model total capital[1]	17,704	17,818	17,409	16,680	16,476
Risk-weighted assets (amounts)
4	Total risk-weighted assets (RWA)	109,602	110,194	107,253	107,066	105,304
4a	Minimum capital requirement[2]	8,768	8,816	8,580	8,565	8,424
4b	Total risk-weighted assets (pre-floor)	93,853	93,149	92,164	92,755	92,740
Risk-based capital ratios as a percentage of RWA
5	Common equity tier 1 ratio (%)	11.23	11.27	11.41	11.20	11.18
5a	Fully loaded ECL accounting model CET1 ratio (%)[1]	11.23	11.27	11.41	11.20	11.18
6	Tier 1 ratio (%)	16.15	16.17	16.23	15.58	15.65
6a	Fully loaded ECL accounting model tier 1 ratio (%)[1]	16.15	16.17	16.23	15.58	15.65
7	Total capital ratio (%)	16.15	16.17	16.23	15.58	15.65
7a	Fully loaded ECL accounting model total capital ratio (%)[1]	16.15	16.17	16.23	15.58	15.65
Additional CET1 buffer requirements as a percentage of RWA
8	Capital conservation buffer requirement (%)	2.50	2.50	2.50	2.50	2.50
9	Countercyclical buffer requirement (%)	0.02	0.02	0.01	0.01	0.01
9a	Additional countercyclical buffer for Swiss mortgage loans (%)
10	Bank G-SIB and / or D-SIB additional requirements (%)[3]
11	Total of bank CET1-specific buffer requirements (%)	2.52	2.52	2.51	2.51	2.51
12	CET1 available after meeting the bank’s minimum capital requirements (%)	6.73	6.77	6.91	6.70	6.68
Basel III leverage ratio[4]
13	Total Basel III leverage ratio exposure measure	341,991	344,925	335,251	327,113	323,068
14	Basel III leverage ratio (%)	5.18	5.17	5.19	5.10	5.10
14a	Fully loaded ECL accounting model Basel III leverage ratio (%)[1]	5.18	5.17	5.19	5.10	5.10
Liquidity coverage ratio[5]
15	Total HQLA	97,744	96,366	91,909	87,254	85,180
16	Total net cash outflow	65,177	65,829	62,074	59,930	61,847
17	LCR (%)	150	146	148	146	138

1 The fully loaded ECL accounting model excludes the transitional relief of recognizing ECL allowances and provisions in CET1 capital in accordance with FINMA Circular 2013/1 “Eligible capital – banks.”    2 Calculated as 8% of total RWA, based on total capital minimum requirements, excluding CET1 buffer requirements.    3 Swiss SRB going and gone concern requirements and information for UBS Switzerland AG are provided on the next page.    4 Leverage ratio exposures and leverage ratios for the respective periods in 2020 do not reflect the effects of the temporary exemption that applied from 25 March 2020 until 1 January 2021 and was granted by FINMA in connection with COVID-19. Refer to the “Introduction and basis for preparation” section and to the “UBS Switzerland AG standalone” section of our 31 December 2020 Pillar 3 report, available under “Pillar 3 disclosures” at ubs.com/investors, for more information.    5 Calculated based on quarterly average. Refer to “Liquidity coverage ratio” in this section for more information.

p

Swiss SRB going and gone concern requirements and information

Quarterly | UBS Switzerland AG is considered a systemically relevant bank (an SRB) under Swiss banking law and is subject to capital regulations on a standalone basis. As of 30 June 2021, the going concern capital and leverage ratio requirements for UBS Switzerland AG standalone were 13.96%, including a countercyclical buffer of 0.02%, and 4.875%, respectively.

The gone concern requirements were 8.64% for the RWA-based requirement and 3.02% for the leverage ratio denominator (LRD)-based requirement.

The Swiss SRB framework and requirements applicable to UBS Switzerland AG standalone are the same as those applicable to UBS Group AG consolidated, with the exception of a lower gone concern requirement, corresponding to 62% of the Group’s gone concern requirement (before applicable reductions). p

Quarterly |

Swiss SRB going and gone concern requirements and information
As of 30.6.21	RWA		LRD
CHF million, except where indicated	in %		in %
Required going concern capital
Total going concern capital	13.96[1]	15,301	4.88[1]	16,672
Common equity tier 1 capital	9.66	10,588	3.38	11,542
of which: minimum capital	4.50	4,932	1.50	5,130
of which: buffer capital	5.14	5,634	1.88	6,412
of which: countercyclical buffer	0.02	23
Maximum additional tier 1 capital	4.30	4,713	1.50	5,130
of which: additional tier 1 capital	3.50	3,836	1.50	5,130
of which: additional tier 1 buffer capital	0.80	877

Eligible going concern capital
Total going concern capital	16.15	17,705	5.18	17,705
Common equity tier 1 capital	11.23	12,312	3.60	12,312
Total loss-absorbing additional tier 1 capital	4.92	5,393	1.58	5,393
of which: high-trigger loss-absorbing additional tier 1 capital	4.92	5,393	1.58	5,393

Required gone concern capital[2]
Total gone concern loss-absorbing capacity	8.64	9,473	3.02	10,337
of which: base requirement	7.97	8,739	2.79	9,542
of which: additional requirement for market share and LRD	0.67	734	0.23	795

Eligible gone concern capital
Total gone concern loss-absorbing capacity	9.92	10,868	3.18	10,868
TLAC-eligible senior unsecured debt	9.92	10,868	3.18	10,868

Total loss-absorbing capacity
Required total loss-absorbing capacity	22.60	24,774	7.90	27,009
Eligible total loss-absorbing capacity	26.07	28,572	8.35	28,572

Risk-weighted assets / leverage ratio denominator
Risk-weighted assets		109,602
Leverage ratio denominator				341,991

1 Includes applicable add-ons of 1.08% for RWA and 0.375% for LRD.    2 A maximum of 25% of the gone concern requirements can be met with instruments that have a remaining maturity of between one and two years. Once at least 75% of the minimum gone concern requirement has been met with instruments that have a remaining maturity of greater than two years, all instruments that have a remaining maturity of between one and two years remain eligible to be included in the total gone concern capital.

p

Significant regulated subsidiaries and sub-groups

Swiss SRB loss-absorbing capacity

Quarterly |

Swiss SRB going and gone concern information
CHF million, except where indicated	30.6.21	31.3.21	31.12.20

Eligible going concern capital
Total going concern capital	17,705	17,819	17,410
Total tier 1 capital	17,705	17,819	17,410
Common equity tier 1 capital	12,312	12,417	12,234
Total loss-absorbing additional tier 1 capital	5,393	5,402	5,176
of which: high-trigger loss-absorbing additional tier 1 capital	5,393	5,402	5,176

Eligible gone concern capital
Total gone concern loss-absorbing capacity	10,868	10,890	10,824
TLAC-eligible senior unsecured debt	10,868	10,890	10,824

Total loss-absorbing capacity
Total loss-absorbing capacity	28,572	28,709	28,234

Risk-weighted assets / leverage ratio denominator
Risk-weighted assets	109,602	110,194	107,253
Leverage ratio denominator[1]	341,991	344,925	335,251

Capital and loss-absorbing capacity ratios (%)
Going concern capital ratio	16.2	16.2	16.2
of which: common equity tier 1 capital ratio	11.2	11.3	11.4
Gone concern loss-absorbing capacity ratio	9.9	9.9	10.1
Total loss-absorbing capacity ratio	26.1	26.1	26.3

Leverage ratios (%)[1]
Going concern leverage ratio	5.2	5.2	5.2
of which: common equity tier 1 leverage ratio	3.6	3.6	3.6
Gone concern leverage ratio	3.2	3.2	3.2
Total loss-absorbing capacity leverage ratio	8.4	8.3	8.4

1 The leverage ratio denominator (LRD) and leverage ratios for 31 December 2020 do not reflect the effects of the temporary exemption that applied from 25 March 2020 until 1 January 2021 and was granted by FINMA in connection with COVID-19. Refer to the “Introduction and basis for preparation” section and to the “UBS Switzerland AG standalone” section of our 31 December 2020 Pillar 3 report, available under “Pillar 3 disclosures” at ubs.com/investors, for more information.

p

Leverage ratio information

Quarterly |

Swiss SRB leverage ratio denominator
CHF billion	30.6.21	31.3.21	31.12.20[1]
Leverage ratio denominator
Swiss GAAP total assets	323.3	325.9	316.8
Difference between Swiss GAAP and IFRS total assets	3.6	4.5	4.5
Less: derivative exposures and SFTs[2]	(13.8)	(14.9)	(10.6)
On-balance sheet exposures (excluding derivative exposures and SFTs)	313.1	315.5	310.7
Derivative exposures	5.2	5.8	5.7
Securities financing transactions	8.4	8.1	3.8
Off-balance sheet items	15.6	15.7	15.2
Items deducted from Swiss SRB tier 1 capital	(0.2)	(0.2)	(0.2)
Total exposures (leverage ratio denominator)	342.0	344.9	335.3

1 The respective period shown ending on 31 December 2020 does not reflect the effects of the temporary exemption that applied from 25 March 2020 until 1 January 2021 and was granted by FINMA in connection with COVID-19. Refer to the “Introduction and basis for preparation” section and to the “UBS Switzerland AG standalone” section of our 31 December 2020 Pillar 3 report, available under “Pillar 3 disclosures” at ubs.com/investors, for more information.    2 Consists of derivative financial instruments, cash collateral receivables on derivative instruments, receivables from securities financing transactions, and margin loans, as well as prime brokerage receivables and financial assets at fair value not held for trading, both related to securities financing transactions, in accordance with the regulatory scope of consolidation, which are presented separately under Derivative exposures and Securities financing transactions in this table.

p

Liquidity coverage ratio

Quarterly | In the second quarter of 2021, the liquidity coverage ratio (LCR) of UBS Switzerland AG, which is a Swiss SRB, was 150%, remaining above the prudential requirement communicated by the Swiss Financial Market Supervisory Authority (FINMA) in connection with the Swiss Emergency Plan. p

Quarterly |

Liquidity coverage ratio
	Weighted value[1]
CHF billion, except where indicated	Average 2Q21[2]	Average 1Q21[2]
High-quality liquid assets	98	96
Total net cash outflows	65	66
of which: cash outflows	93	94
of which: cash inflows	28	29
Liquidity coverage ratio (%)	150	146

1 Calculated after the application of haircuts and inflow and outflow rates, as well as, where applicable, caps on Level 2 assets and cash inflows.    2 Calculated based on an average of 64 data points in the second quarter of 2021 and 63 data points in the first quarter of 2021.

p

Significant regulated subsidiaries and sub-groups

Capital instruments

Quarterly |

Capital instruments of UBS Switzerland AG – key features
Presented according to issuance date.
		Share capital	Additional tier 1 capital
1	Issuer	UBS Switzerland AG, Switzerland	UBS Switzerland AG, Switzerland	UBS Switzerland AG, Switzerland	UBS Switzerland AG, Switzerland	UBS Switzerland AG, Switzerland	UBS Switzerland AG, Switzerland	UBS Switzerland AG, Switzerland	UBS Switzerland AG, Switzerland	UBS Switzerland AG, Switzerland
1a	Instrument number	1	2	3	4	5	6	7	8	9
2	Unique identifier (e.g., CUSIP, ISIN or Bloomberg identifier for private placement)	–	–
3	Governing law(s) of the instrument	Swiss	Swiss
3a	Means by which enforceability requirement of Section 13 of the TLAC Term Sheet is achieved (for other TLAC-eligible instruments governed by foreign law)	n/a	n/a
Regulatory treatment
4	Transitional Basel III rules[1]	CET1 – Going concern capital	Additional tier 1 capital
5	Post-transitional Basel III rules[2]	CET1 – Going concern capital	Additional tier 1 capital
6	Eligible at solo / group / group and solo	UBS Switzerland AG consolidated and standalone	UBS Switzerland AG consolidated and standalone
7	Instrument type (types to be specified by each jurisdiction)	Ordinary shares	Loan[3]
8	Amount recognized in regulatory capital (currency in millions, as of most recent reporting date)[1]	CHF 10.0	CHF 1,000	CHF 825	USD 425	CHF 475	CHF 500	CHF 700	CHF 675	CHF 825
9	Par value of instrument (currency in millions)	CHF 10.0	CHF 1,000	CHF 825	USD 425	CHF 475	CHF 500	CHF 700	CHF 675	CHF 825
10	Accounting classification[4]	Equity attributable to UBS Switzerland AG shareholders	Due to banks held at amortized cost
11	Original date of issuance	–	18 December 2017	12 December 2018	12 December 2018	11 December 2019	29 October 2020	11 March 2021	2 June 2021	2 June 2021
12	Perpetual or dated	–	Perpetual
13	Original maturity date	–	–
14	Issuer call subject to prior supervisory approval	–	Yes

Capital instruments of UBS Switzerland AG – key features (continued)
Presented according to issuance date.
		Share capital	Additional tier 1 capital
15	Optional call date, contingent call dates and redemption amount	–	First optional repayment date: 18 December 2022	First optional repayment date: 12 December 2023	First optional repayment date: 12 December 2023	First optional repayment date: 11 December 2024	First optional repayment date: 29 October 2025	First optional repayment date: 11 March 2026	First optional repayment date: 2 June 2026	First optional repayment date: 2 June 2028
			Repayable at any time after the first optional repayment date. Repayment subject to FINMA approval. Optional repayment amount: principal amount, together with any accrued and unpaid interest thereon.	Repayable at any time after the first optional repayment date. Repayment subject to FINMA approval. Optional repayment amount: principal amount, together with any accrued and unpaid interest thereon.	Repayable at any time after the first optional repayment date. Repayment subject to FINMA approval. Optional repayment amount: principal amount, together with any accrued and unpaid interest thereon.	Repayable at any time after the first optional repayment date. Repayment subject to FINMA approval. Optional repayment amount: principal amount, together with any accrued and unpaid interest thereon.	Repayable at any time after the first optional repayment date. Repayment subject to FINMA approval. Optional repayment amount: principal amount, together with any accrued and unpaid interest thereon.	Repayable at any time after the first optional repayment date. Repayment subject to FINMA approval. Optional repayment amount: principal amount, together with any accrued and unpaid interest thereon.

Repayable on the first optional repayment date or at any of every second interest payment date thereafter.

Repayment subject to FINMA approval. Optional repayment amount: principal amount, together with any accrued and unpaid interest thereon.

Repayable at any time after the first optional repayment date. Repayment subject to FINMA approval. Optional repayment amount: principal amount, together with any accrued and unpaid interest thereon.
16	Subsequent call dates, if applicable	–	Early repayment possible due to a tax or regulatory event. Repayment due to a tax event subject to FINMA approval. Repayment amount: principal amount, together with accrued and unpaid interest.

Significant regulated subsidiaries and sub-groups

Capital instruments of UBS Switzerland AG – key features (continued)
Coupons
17	Fixed or floating dividend / coupon	–	Floating
18	Coupon rate and any related index	–	3-month SARON Compound + 250 bps per annum quarterly	3-month SARON Compound + 489 bps per annum quarterly	3-month SOFR Compound + 561 bps per annum quarterly	3-month SARON Compound + 433 bps per annum quarterly	3-month SARON Compound + 397 bps per annum quarterly	3-month SARON Compound + 337 bps per annum quarterly	3-month SARON Compound + 307 bps per annum quarterly	3-month SARON Compound + 308 bps per annum quarterly
19	Existence of a dividend stopper	–	No
20	Fully discretionary, partially discretionary or mandatory	Fully discretionary	Fully discretionary
21	Existence of step-up or other incentive to redeem	–	No
22	Non-cumulative or cumulative	Non-cumulative	Non-cumulative
23	Convertible or non-convertible	–	Non-convertible
24	If convertible, conversion trigger(s)	–	–
25	If convertible, fully or partially	–	–
26	If convertible, conversion rate	–	–
27	If convertible, mandatory or optional conversion	–	–
28	If convertible, specify instrument type convertible into	–	–
29	If convertible, specify issuer of instrument it converts into	–	–
30	Write-down feature	–	Yes
31	If write-down, write-down trigger(s)	–	Trigger: CET1 ratio is less than 7%

FINMA determines a write-down necessary to ensure UBS Switzerland AG’s viability; or UBS Switzerland AG receives a commitment of governmental support that FINMA determines necessary to ensure UBS Switzerland AG‘s viability. Subject to applicable conditions.

32	If write-down, fully or partially	–	Fully
33	If write-down, permanent or temporary	–	Permanent
34	If temporary write-down, description of write-up mechanism	–	–
34a	Type of subordination	Statutory	Contractual
35	Position in subordination hierarchy in liquidation (specify instrument type immediately senior to instrument in the insolvency creditor hierarchy of the legal entity concerned)

Unless otherwise stated in the articles of association, once debts are paid back, the assets of the liquidated company are divided between the shareholders pro rata based on their contributions and considering the preferences attached to certain categories of shares (Art. 745, Swiss Code of Obligations)

Subject to any obligations that are mandatorily preferred by law, each obligation of USB Switzerland AG that is unsubordinated or is subordinated and not ranked junior (such as all classes of share capital) or at par (such as tier 1 instruments)

36	Non-compliant transitioned features	–	–
37	If yes, specify non-compliant features	–	–

1 Based on Swiss SRB (including transitional arrangement) requirements.    2 Based on Swiss SRB requirements applicable as of 1 January 2020.    3 Loans granted by UBS AG, Switzerland.    4 As applied in UBS Switzerland AG‘s financial statements under Swiss GAAP.

p

Section 4  UBS Europe SE consolidated

Quarterly | The table below provides information about the regulatory capital components, capital ratios, leverage ratio and liquidity of UBS Europe SE consolidated based on the Pillar 1 requirements.

During the second quarter of 2021, common equity tier 1 (CET1) capital increased slightly, by EUR 0.2 billion, to EUR 3.9 billion, mainly as a result of net profit from the 2020 year-end audited financial statements. Risk-weighted assets decreased by EUR 0.9 billion to EUR 13.2 billion, driven by decreases in operational risk charge and in credit risk. Leverage ratio exposure increased by EUR 6.2 billion to EUR 49.8 billion, mainly reflecting an increase in derivative instruments due to a calculation methodology change as a result of Capital Requirements Regulation (CRR) II, as well as an increase in securities financing transactions.

The average liquidity coverage ratio increased by 4%, mainly due to a EUR 0.3 billion decrease in total net cash outflows.

The total gone concern loss-absorbing capacity amounted to EUR 2.2 billion as of 30 June 2021 and EUR 2.2 billion as of 31 March 2021, respectively. It consists of positions that meet the conditions laid down in Art. 72a b of the CRR II with regard to contractual, structural or legal subordination.

Entities may also be subject to significant Pillar 2 requirements, which represent additional amounts of capital considered necessary and are agreed with regulators based on the risk profile of the respective entity. p

Quarterly |

KM1: Key metrics[1]
EUR million, except where indicated
		30.6.21	31.3.21[2]	31.12.20	30.9.20	30.6.20[3]
Available capital (amounts)
1	Common equity tier 1 (CET1)	3,921	3,721	3,703	3,728	3,736
2	Tier 1	4,211	4,011	3,993	4,018	4,026
3	Total capital	4,211	4,011	3,993	4,018	4,026
Risk-weighted assets (amounts)
4	Total risk-weighted assets (RWA)	13,171	14,022	13,175	13,285	13,559
4a	Minimum capital requirement[4]	1,054	1,122	1,054	1,063	1,085
Risk-based capital ratios as a percentage of RWA
5	Common equity tier 1 ratio (%)	29.8	26.5	28.1	28.1	27.6
6	Tier 1 ratio (%)	32.0	28.6	30.3	30.2	29.7
7	Total capital ratio (%)	32.0	28.6	30.3	30.2	29.7
Additional CET1 buffer requirements as a percentage of RWA
8	Capital conservation buffer requirement (%)	2.5	2.5	2.5	2.5	2.5
9	Countercyclical buffer requirement (%)	0.1	0.1	0.0	0.0	0.0
10	Bank G-SIB and / or D-SIB additional requirements (%)
11	Total of bank CET1-specific buffer requirements (%)	2.6	2.6	2.5	2.5	2.5
12	CET1 available after meeting the bank’s minimum capital requirements (%)[5]	24.0	20.7	22.3	22.2	21.7
Basel III leverage ratio
13	Total Basel III leverage ratio exposure measure	49,797	43,620	41,376	43,371	42,172
14	Basel III leverage ratio (%)[6]	8.5	9.2	9.7	9.3	9.6
Liquidity coverage ratio[7]
15	Total HQLA	17,106	17,175	17,074	16,257	15,540
16	Total net cash outflow	10,684	11,003	11,334	11,276	11,062
17	LCR (%)	161	157	151	144	141
Net stable funding ratio[8]
18	Total available stable funding	15,756
19	Total required stable funding	9,465
20	NSFR ratio	167

1 Based on applicable EU regulatory rules.    2 Comparative figures have been restated to align with the regulatory reports as submitted to the European Central Bank (the ECB).    3 Comparative figures have been restated to align with the UBS Europe SE Pillar 3 report and other regulatory reports as submitted to the ECB, which reflect the ECB’s recommendation to EU financial institutions to refrain from making capital distributions until the ECB changes its guidance on dividend payments.    4 Calculated as 8% of total RWA, based on total capital minimum requirements, excluding CET1 buffer requirements.    5 This represents the CET1 ratio that is available for meeting buffer requirements. It is calculated as the CET1 ratio minus 4.5% and after considering, where applicable, CET1 capital that has been used to meet tier 1 and / or total capital ratio requirements under Pillar 1.    6 On the basis of tier 1 capital.    7 Figures are calculated on a twelve-month average.    8 The local disclosure requirement for the net stable funding ratio came into force in June 2021.

p

Significant regulated subsidiaries and sub-groups

Section 5  UBS Americas Holding LLC consolidated

Quarterly | The table below provides information about the regulatory capital components, capital ratios, leverage ratio and liquidity of UBS Americas Holding LLC consolidated, based on the Pillar 1 requirements and in accordance with US Basel III rules.

Effective 1 October 2020, UBS Americas Holding LLC is subject to a stress capital buffer (an SCB) of 6.7%, in addition to minimum capital requirements. The SCB was determined by the Federal Reserve Board following the completion of the 2020 Comprehensive Capital Analysis and Review (CCAR) based on supervisory stress test results and planned future dividends. Based on the results of the 2021 CCAR, the SCB has been adjusted to 7.1% effective 1 October 2021. The SCB will be adjusted annually in connection with CCAR or as otherwise determined by the Federal Reserve Board.

During the second quarter of 2021, common equity tier 1 (CET1) remained stable. Risk-weighted assets (RWA) decreased by USD 0.3 billion to USD 69.1 billion, mainly driven by a decrease in market risk RWA. Leverage ratio exposure, calculated on an average basis, increased by USD 1.6 billion to USD 171.0 billion driven by increased lending exposure.

Entities may also be subject to significant Pillar 2 requirements, which represent additional amounts of capital considered necessary and are agreed with regulators based on the risk profile of the respective entity. p

Quarterly |

KM1: Key metrics[1]
USD million, except where indicated
		30.6.21	31.3.21	31.12.20	30.9.20	30.6.20[2]
Available capital (amounts)
1	Common equity tier 1 (CET1)	14,477	14,716	14,384	13,840	13,535
2	Tier 1	17,523	17,763	17,431	16,883	16,578
3	Total capital	18,143	18,498	18,166	17,626	17,344
Risk-weighted assets (amounts)
4	Total risk-weighted assets (RWA)	69,139	69,481	63,929	65,084	64,351
4a	Minimum capital requirement[3]	5,531	5,558	5,114	5,207	5,148
Risk-based capital ratios as a percentage of RWA
5	Common equity tier 1 ratio (%)	20.9	21.2	22.5	21.3	21.0
6	Tier 1 ratio (%)	25.3	25.6	27.3	25.9	25.8
7	Total capital ratio (%)	26.2	26.6	28.4	27.1	27.0
Additional CET1 buffer requirements as a percentage of RWA
8	Capital conservation buffer requirement (%)	2.5	2.5	2.5	2.5	2.5
8a	Stress capital buffer requirement (%)	6.7	6.7	6.7
9	Countercyclical buffer requirement (%)
10	Bank G-SIB and / or D-SIB additional requirements (%)
11	Total of bank CET1-specific buffer requirements (%)	2.5	2.5	2.5	2.5	2.5
11a	Total bank specific capital requirements (%)	6.7	6.7	6.7
12	CET1 available after meeting the bank’s minimum capital requirements (%)[4]	16.4	16.7	18.0	16.8	16.5
Basel III leverage ratio
13	Total Basel III leverage ratio exposure measure	170,985	169,386	154,609	148,038	146,652
14	Basel III leverage ratio (%)[5]	10.2	10.5	11.3	11.4	11.3
14a	Total Basel III supplementary leverage ratio exposure measure[6]	195,617	159,587	150,019	150,609	147,683
14b	Basel III supplementary leverage ratio (%)[5,6]	9.0	11.1	11.6	11.2	11.2
Liquidity coverage ratio[7]
15	Total HQLA	29,029
16	Total net cash outflow	17,509
17	LCR (%)	166

1 The liquidity coverage ratio (LCR) requirement became effective as of 1 January 2021 and the related disclosure requirement in the second quarter of 2021. The net stable funding ratio (NSFR) requirement became effective as of 1 July 2021 and related disclosures will come into effect in the second quarter of 2023.    2 Refer to the “Introduction and basis for preparation” section of the 31 December 2020 Pillar 3 report, available under “Pillar 3 disclosures” at ubs.com/investors, for information about the restatement of comparative information, as applicable.    3 Calculated as 8% of total RWA, based on total capital minimum requirements, excluding CET1 buffer requirements.    4 This represents the CET1 ratio that is available for meeting buffer requirements. It is calculated as the CET1 ratio minus 4.5%.    5 On the basis of tier 1 capital.    6 US Regulatory authorities temporarily eased the requirements for the SLR, permitting the exclusion of US Treasury securities and deposits with the Federal Reserve Banks from the SLR denominator through March 2021. This exclusion resulted in an increase in the SLR of 187 bps on 31 March 2021, 170 bps on 31 December 2020, 136 bps on 30 September 2020 and 135 bps on 30 June 2020.    7 Figures are calculated on a quarterly average.

p

Material sub-group entity – creditor ranking at legal entity level

Semi-annual | The TLAC2 table below provides an overview of the creditor ranking structure of UBS Americas Holding LLC on a standalone basis.

As of 30 June 2021, UBS Americas Holding LLC had a total loss-absorbing capacity (TLAC) of USD 23,823 million after regulatory capital deductions and adjustments. This amount included tier 1 capital of USD 17,523 million and USD 6,300 million of internal long-term debt which is eligible as internal TLAC issued to UBS AG, a wholly owned subsidiary of the UBS Group AG resolution entity. p

Semi-annual |

TLAC2 – Material sub-group entity – creditor ranking at legal entity level
As of 30.6.21		Creditor ranking				Total
USD million		1	2	3	4
1	Is the resolution entity the creditor / investor?	No	No	No	No
2	Description of creditor ranking	Common Equity (most junior)[1]	Preferred Shares (Additional tier 1)	Subordinated debt	Unsecured loans and other pari passu liabilities (most senior)
3	Total capital and liabilities net of credit risk mitigation	24,688	3,150	600	28,744	57,182
4	Subset of row 3 that are excluded liabilities				709	709
5	Total capital and liabilities less excluded liabilities (row 3 minus row 4)	24,688	3,150	600	28,036	56,473
6	Subset of row 5 that are eligible as TLAC	24,688	3,150		6,300	34,138
7	Subset of row 6 with 1 year ≤ residual maturity < 2 years				0
8	Subset of row 6 with 2 years ≤ residual maturity < 5 years				5,500	5,500
9	Subset of row 6 with 5 years ≤ residual maturity < 10 years				800	800
10	Subset of row 6 with residual maturity ≥ 10 years, but excluded perpetual securities				0
11	Subset of row 6 that is perpetual securities	24,688	3,150			27,838
1 Equity attributable to shareholders, which includes share premium and reserves.

p

Abbreviations frequently used in our financial reports

A

ABS                 asset-backed securities

AEI                  automatic exchange of information

AGM               Annual General Meeting of shareholders

A-IRB              advanced internal
ratings-based

AIV                  alternative investment vehicle

ALCO              Asset and Liability Committee

AMA               advanced measurement approach

AML                anti-money laundering

AoA                Articles of Association

APAC              Asia Pacific

APM                alternative performance measure

ARR                 alternative reference rate

ARS                 auction rate securities

ASF                  available stable funding

AT1                 additional tier 1

AuM               assets under management

B

BCBS               Basel Committee on
Banking Supervision

BEAT               base erosion and anti-abuse tax

BIS                   Bank for International Settlements

BoD                 Board of Directors

BVG                Swiss occupational
pension plan

C

CAO                Capital Adequacy Ordinance

CCAR              Comprehensive Capital Analysis and Review

CCF                 credit conversion factor

CCP                 central counterparty

CCR                counterparty credit risk

CCRC              Corporate Culture and Responsibility Committee

CCyB               countercyclical capital buffer

CDO                collateralized debt
obligation

CDS                 credit default swap

CEA                 Commodity Exchange Act

CEM                current exposure method

CEO                Chief Executive Officer

CET1               common equity tier 1

CFO                 Chief Financial Officer

CFTC               US Commodity Futures Trading Commission

CHF                 Swiss franc

CIC                  Corporate & Institutional Clients

CIO                 Chief Investment Office

CLS                  Continuous Linked Settlement

CMBS             commercial mortgage-backed security

C&ORC           Compliance & Operational Risk Control

CRD IV            EU Capital Requirements Directive of 2013

CRM               credit risk mitigation (credit risk) or comprehensive risk measure (market risk)

CRR                 Capital Requirements Regulation

CST                 combined stress test

CVA                credit valuation adjustment

D

DBO                defined benefit obligation

DCCP              Deferred Contingent Capital Plan

DJSI                 Dow Jones Sustainability Indices

DM                  discount margin

DOJ                 US Department of Justice

D-SIB               domestic systemically important bank

DTA                 deferred tax asset

DVA                debit valuation adjustment

E

EAD                 exposure at default

EB                    Executive Board

EBA                 European Banking Authority

EC                   European Commission

ECB                 European Central Bank

ECL                  expected credit loss

EIR                   effective interest rate

EL                    expected loss

EMEA              Europe, Middle East and Africa

EOP                 Equity Ownership Plan

EPE                  expected positive exposure

EPS                  earnings per share

ESG                 environmental, social and governance

ETD                 exchange-traded derivatives

ETF                  exchange-traded fund

EU                   European Union

EUR                 euro

Euribor           Euro Interbank Offered Rate

EVE                  economic value of equity

EY                    Ernst & Young (Ltd)

F

FA                    financial advisor

FCA                 UK Financial Conduct
Authority

FCT                  foreign currency translation

FINMA            Swiss Financial Market Supervisory Authority

FMIA               Swiss Financial Market Infrastructure Act

FSB                  Financial Stability Board

FTA                  Swiss Federal Tax Administration

FVA                 funding valuation adjustment

FVOCI             fair value through other comprehensive income

FVTPL              fair value through profit or loss

FX                    foreign exchange

G

GAAP              generally accepted
accounting principles

GBP                 pound sterling

GDP                gross domestic product

GEB                 Group Executive Board

GIA                 Group Internal Audit

GIIPS               Greece, Italy, Ireland,
Portugal and Spain

GMD               Group Managing Director

GRI                  Global Reporting Initiative

GSE                 government sponsored entities

G-SIB              global systemically important bank

H

HQLA              high-quality liquid assets

HR                   human resources

Abbreviations frequently used in our financial reports (continued)

I

IAA                  internal assessment approach

IAS                  International Accounting Standards

IASB                International Accounting Standards Board

IBOR               Interbank Offered Rate

IFRIC               International Financial Reporting Interpretations Committee

IFRS                 International Financial Reporting Standards

IHC                  intermediate holding company

IMA                 internal models approach

IMM                internal model method

IRB                  internal ratings-based

IRC                  incremental risk charge

IRRBB              interest rate risk in the banking book

ISDA                International Swaps and Derivatives Association

K

KRT                 Key Risk Taker

L

LAS                  liquidity-adjusted stress

LCR                 liquidity coverage ratio

LGD                 loss given default

LIBOR              London Interbank Offered Rate

LLC                  limited liability company

LRD                 leverage ratio denominator

LTIP                 Long-Term Incentive Plan

LTV                  loan-to-value

M

M&A               mergers and acquisitions

MiFID II           Markets in Financial Instruments Directive II

MRT                Material Risk Taker

N

NAV                net asset value

NCL                 Non-core and Legacy Portfolio

NII                   net interest income

NRV                 negative replacement value

NSFR               net stable funding ratio

NYSE               New York Stock Exchange

O

OCA                own credit adjustment

OCI                 other comprehensive income

OTC                over-the-counter

P

PD                   probability of default

PFE                  potential future exposure

PIT                   point in time

P&L                  profit or loss

POCI               purchased or originated credit-impaired

PRA                 UK Prudential Regulation Authority

PRV                 positive replacement value

Q

QCCP              qualifying central counterparty

QRRE              qualifying revolving retail exposures

R

RBA                 role-based allowances

RBC                 risk-based capital

RbM                risk-based monitoring

RMBS              residential mortgage-backed securities

RniV                risks not in VaR

RoAE               return on attributed equity

RoCET1          return on CET1 capital

RoTE               return on tangible equity

RoU                 right-of-use

RV                   replacement value

RW                  risk weight

RWA               risk-weighted assets

S

SA                   standardized approach

SA-CCR          standardized approach for counterparty credit risk

SAR                 stock appreciation right or Special Administrative Region

SBC                 Swiss Bank Corporation

SDG                Sustainable Development Goal

SE                    structured entity

SEC                 US Securities and Exchange Commission

SEEOP             Senior Executive Equity Ownership Plan

SFT                  securities financing transaction

SI                     sustainable investing

SICR                significant increase in credit risk

SIX                   SIX Swiss Exchange

SME                small and medium-sized entity

SMF                 Senior Management Function

SNB                 Swiss National Bank

SPPI                 solely payments of principal and interest

SRB                 systemically relevant bank

SRM                specific risk measure

SVaR               stressed value-at-risk

T

TBTF                too big to fail

TCJA               US Tax Cuts and Jobs Act

TLAC               total loss-absorbing capacity

TTC                 through-the-cycle

U

UBS RESI         UBS Real Estate Securities Inc.

UoM               units of measure

USD                 US dollar

V

VaR                 value-at-risk

VAT                 value added tax

W

WEKO             Swiss Competition Commission

This is a general list of the abbreviations frequently used in our financial reporting. Not all of the listed abbreviations may appear in this particular report.

Cautionary Statement | This report and the information contained herein are provided solely for information purposes, and are not to be construed as solicitation of an offer to buy or sell any securities or other financial instruments in Switzerland, the United States or any other jurisdiction. No investment decision relating to securities of or relating to UBS Group AG, UBS AG or their affiliates should be made on the basis of this report. Refer to UBS’s Annual Report 2020 on Form 20-F, quarterly reports and other information furnished to or filed with the US Securities and Exchange Commission on Form 6-K, available at ubs.com/investors, for additional information.

Rounding | Numbers presented throughout this report may not add up precisely to the totals provided in the tables and text. Percentages and percent changes disclosed in text and tables are calculated on the basis of unrounded figures. Absolute changes between reporting periods disclosed in the text, which can be derived from numbers presented in related tables, are calculated on a rounded basis.

Tables | Within tables, blank fields generally indicate non-applicability or that presentation of any content would not be meaningful, or that information is not available as of the relevant date or for the relevant period. Zero values generally indicate that the respective figure is zero on an actual or rounded basis. Values that are zero on a rounded basis can be either negative or positive on an actual basis.

UBS Group AG

P.O. Box

CH-8098 Zurich

ubs.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

UBS Group AG

By: _/s/ David Kelly _____________

Name:  David Kelly

Title:     Managing Director

By: _/s/ Ella Campi ______________

Name:  Ella Campi

Title:    Executive Director

UBS AG

By: _/s/ David Kelly _____________

Name:  David Kelly

Title:     Managing Director

By: _/s/ Ella Campi ______________

Name:  Ella Campi

Title:    Executive Director

Date:  August 20, 2021